Form 40-F
period 2002-12-30
DOREL INDUSTRIES INC
filed 2003-05-30
CIK 843405

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[     ]

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

OR

[ X ]

Annual report pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934

For fiscal year ended: December 30, 2002

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

_____________________________________________________________________

Quebec, Canada	2599	Not Applicable
(Province of incorporation)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada, H3Z 2A4

(514) 934-3034

_____________________________________________________________________

(Address and telephone number of Registrant’s principal executive office)

Jim Kimminau, Ameriwood Industries, 305 E. South First Street, Wright City,

MO 63390  (314) 745-3351

______________________________________________________________________

(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:  NONE

Title of Each Class: Class B Subordinate Voting Shares

Name of Each Exchange on Which Registered:  NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class B Subordinate Voting Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

[ X ]

Annual Information Form

[ X ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class B Subordinate Voting Shares:

26,396,232

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

[     ]

Yes

[ X ]

No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

[ X ]

Yes

[     ]

No

Undertaking

Dorel Industries Inc. (the "Registrant") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission ("SEC"), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

Controls and Procedures

The Registrant has established a system of controls and other procedures designed to ensure that information required to be disclosed in its periodic reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures have been evaluated under the direction of the Registrant’s Chief Executive Officer and Chief Financial Officer within the last 90 days. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation

Information to be Filed on This Form

The following materials are filed as a part of this Annual Report:

1.

Annual Information Form for the fiscal year ended December 30, 2002

2.

Audited Annual Financial Statements for the fiscal year ended December 30, 2002

3.

Management’s Discussion and Analysis of Financial Position and Results of Operations

The following documents are filed as exhibits to this Annual Report:

99.1

Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2

Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CORPORATE STRUCTURE
Incorporation of Dorel Industries Inc.
Subsidiaries
GENERAL DEVELOPMENT OF THE BUSINESS
Major Events in the Development of the Business
NARRATIVE DESCRIPTION OF THE BUSINESS
Operating Segments and Principal Products
Distribution
Major Customers
Geographic Regions
Raw Materials
Intellectual Property
Seasonality
Competition
Research and Development
Environmental Regulations
Human Resources
SELECTED CONSOLIDATED FINANCIAL INFORMATION
DIVIDENDS
MARKET FOR THE NEGOTIATION OF SECURITIES
DIRECTORS AND SENIOR OFFICERS
ADDITIONAL INFORMATION
AUDITED ANNUAL FINANCIAL STATEMENTS – DECEMBER 31, 2002
Auditor’s Report
Consolidated Balance Sheet
Consolidated Statement of Retained Earnings
Consolidated Statement of Income
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
CORPORATE OBJECTIVES, CORE BUSINESS AND STRATEGIES
Overview
Sales Philosophy and Channels of Distribution
Segments
Juvenile Products Segment
RTA Furniture Segment
Home Furnishings Segment
Other
RESULTS OF OPERATIONS – 2002 COMPARED TO 2001
Overview
Results by Quarter
Segments
Juvenile
Ready-to-Assemble
Home Furnishings
Other Expenses
One-time Charges
LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
Balance Sheet
RISKS AND UNCERTAINTIES
Product Liability
Credit Risk
Concentration of Sales
Foreign Currency
Environmental
Raw Material Costs
CRITICAL ACCOUNTING POLICIES
DISCLOSURE CONTROLS AND PROCEDURES
FORWARD LOOKING STATEMENTS
SIGNATURES
CERTIFICATIONS

CORPORATE STRUCTURE

Incorporation of Dorel Industries Inc.

Dorel Industries Inc. (the “Company”) was incorporated on March 5, 1962 pursuant to Part I of the Companies Act (Quebec) under the name Dorel Co. Ltd.  On May 19, 1987, the Company was continued under Part IA of the Companies Act (Quebec), at which time certain changes were effected to its share capital, the “private company” provisions were removed from its Articles and the company name was changed to Dorel Industries Inc./Les Industries Dorel Inc.  On October 26, 1988, the Company amalgamated with its wholly-owned subsidiary, Ridgewood Industries Ltd.  On September 20, 1991, the Company filed Articles of Amendment, effective October 1, 1991, converting each issued and outstanding common share into one-half of a Class A Multiple Voting Share carrying ten votes per share and one-half of a Class B Subordinate Voting Share carrying one vote per share.

Subsidiaries

Schedule A annexed hereto sets out the organizational structure of the Company and its subsidiaries, as of February 14, 2003, and the jurisdiction of incorporation of each subsidiary.  Each of the subsidiaries is wholly owned, either directly or indirectly, by the Company.

For the purposes of this renewal annual information form, “Dorel” refers to the Company together with its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Dorel is a global manufacturer of consumer products.  It specializes in two market segments: juvenile products and home furnishings.  Dorel’s extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; home furnishings such as a wide variety of Ready-to-Assemble (“RTA”) furniture for home and office use, as well as metal folding furniture, futons, step stools, ladders and other imported furniture items.

Dorel employs approximately 4,500 people in fourteen countries.  Dorel’s major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts.  Dorel’s major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names.  In Canada, Dorel operates Ridgewood Industries and Dorel Home Products.  Dorel’s European operations are carried out through the Dorel Juvenile Group (DJG Europe) located in the Netherlands and the Ampa Group which has major facilities in France, Italy and Portugal.  Brand names marketed in Europe include: Maxi-Cosi, Bébé Confort, Quinny, Safety 1st, Babidéal, MonBébé and Baby Relax.  Dorel’s imported furniture business is carried out through Dorel Asia.

Major Events in the Development of the Business

The Company was founded in Montreal, Quebec in 1962 by Mr. Leo Schwartz, who served as its President until 1992.  Dorel began operations as a small manufacturer and distributor of juvenile products.  By the early 1970s, Dorel had established a national sales network for its products.

In 1987, the Company completed an initial public offering in the province of Quebec of two million common shares at a price of $5.00 CDN per share for gross proceeds of $10 million CDN.  At the same time, its common shares commenced trading on the Montreal Exchange.

In 1988, Dorel purchased Cosco, Inc. (“Cosco”) of Columbus, Indiana, a company involved in the production of children’s furniture and accessories, as well as the production of folding metal furniture.  This acquisition significantly increased Dorel’s presence in the juvenile products and home furnishing industries in North America.

Dorel (U.K.) Ltd. (“Dorel (U.K.)”) was established in 1988 to penetrate the juvenile market in the United Kingdom and continental Europe.  The Company originally owned 75% of Dorel (U.K.) and acquired the remaining 25% interest in 1990 for nominal consideration.

In 1990, Dorel acquired all of the shares of Charleswood Corporation (“Charleswood”), a manufacturer and distributor of RTA furniture located near St. Louis, Missouri.

The Company’s common shares were listed on the Toronto Stock Exchange in 1990.

In September 1991, the Company’s shareholders approved a share capital reorganization, pursuant to which each issued and outstanding common share was converted into one-half of a Class A Multiple Voting Share carrying ten votes per share and one-half of a Class B Subordinate Voting Share carrying one vote per share.

In December 1991, the Company completed a public offering in Canada of 2.6 million Class B Subordinate Voting Shares at a price of $5.75 CDN per share for gross proceeds of $14.95 million CDN.

Also in 1991, Cosco purchased the assets of Silgo International, a manufacturer and distributor of children’s wall hangings and decorative accessories based in San Diego, California.  The assets were used to establish Infantino, Inc. (“Infantino”), a Dorel subsidiary that manufactured and sold juvenile accessories.

During 1993, Dorel purchased the assets of Carol Ann Furniture of Montreal, Quebec.  The assets were used in 1994 to establish Leadra Design Inc. (“Leadra”), a Dorel subsidiary that manufactured and distributed a line of mid-priced bedroom sets, wall units, tables and chairs.

In 1994, Dorel purchased Maxi-Miliaan B.V. (“Maxi-Miliaan”), an infant car seat manufacturer and distributor based in the Netherlands.  The acquisition allowed Dorel to more effectively penetrate the fragmented European market.  Maxi-Miliaan also has sales offices in France and Germany.

In November 1997, the Company issued one million Class B Subordinate Voting Shares at a price of $34 CDN per share by way of public offering in Canada.  In December 1997, the Company issued an additional 75,000 Class B Subordinate Voting Shares at a price of $34 CDN per share upon the exercise of an over-allotment option by the underwriters of the public offering.  The gross proceeds to the Company from the public offering and the over-allotment option were $36.55 million CDN.

In May 1998, Dorel acquired Ameriwood Industries Inc. (“Ameriwood”), which has facilities in Tiffin, Ohio and Dowagiac, Michigan.  A portion of the purchase price for Ameriwood was financed by the issuance of 460,000 Class B Subordinate Voting Shares at a price of $47.65 CDN per share by way of public offering in the United States and Canada.  The net proceeds to the Company from this offering were $20.2 million CDN.  Ameriwood operates in the RTA segment.  Effective December 1998, Ameriwood was combined with Charleswood under the Ameriwood name.

In August 1998, the Company announced a two-for-one stock split, which became effective in September 1998.  In the same month, Dorel acquired Okla Homer Smith (“Okla Homer”), a unit of Century Products.  Okla Homer was a manufacturer of wooden juvenile furniture; its operations were consolidated with those of Cosco.  In September 1998, Dorel announced the closing of the Leadra unit, which closing was completed in December.  Dorel incurred a restructuring charge of $10.1 million USD before tax in connection with the closing of Leadra and the reorganization of the newly acquired Ameriwood.

In June 2000, Dorel acquired Safety 1st Inc. (“Safety 1st”) for a total cost of  $150.5 million USD.  Safety 1st was a publicly-traded company in the United States with locations in Canada and Europe.  Safety 1st is a recognized brand name in North America and a well-known company in the child safety segment of the juvenile industry.

Subsequent to the acquisition of Safety 1st and as part of the integration of the Juvenile businesses in North America and Europe, a major restructuring was undertaken.  In addition to the costs attributed to merging Safety 1st into Dorel, three of Dorel’s operations were discontinued.  These discontinued operations: (i) resulted from the sale of the assets of the Infantino division and the closing of the Okla Homer Smith crib factory acquired in 1998; and (ii) included the imported strollers sales business in the United Kingdom carried out through Dorel U.K.  The juvenile operating units were renamed Dorel Juvenile Group (DJG) in the United States, Canada and Europe.

In April 2001, Dorel acquired Quint B.V. of the Netherlands for $9.2 million USD.  Founded 50 years ago, Quint is an established designer and marketer of high-end baby strollers sold in European specialty shops under the “Quinny” brand.  The acquisition was designed, in part, to increase Dorel’s juvenile business in Europe.

In May 2002, the Company issued 2,929,200 Class B Subordinate Voting Shares at a price of $38.50 CDN per share by way of public offering in Canada, for gross proceeds to the Company of $112.8 million CDN.  The net proceeds of the public offering were used by the Company to reduce bank indebtedness.

In July 2002, the Company sold, through one of its subsidiaries, $50 million USD in principal amount of 6.80% Series A Senior Guaranteed Notes due July 26, 2012.  The net proceeds from the sale of the notes were used to repay floating debt that was outstanding at the time.  Under the terms of the note issuance agreement, Dorel may issue up to $50 million USD of additional notes on or before July 26, 2005.  The notes were purchased by a group of institutional investors led by The Prudential Insurance Company of America.

Pursuant to a normal course issuer bid announced on August 7, 2002, the Company may purchase up to 200,000 Class B Subordinate Voting Shares through the facilities of the Toronto Stock Exchange at the prevailing market price over a twelve-month period starting on August 9, 2002.  During the fiscal year ended December 30, 2002, the Company purchased an aggregate of 10,000 Class B Subordinate Voting Shares for total consideration of $217,000 USD by way of the normal course issuer bid.  The shares were cancelled upon their purchase by the Company.

Subsequent to year end, in February 2003 the Company acquired all of the outstanding common shares of Ampa Development SAS (“Ampafrance”), a company headquartered in Cholet, France with major facilities in Portugal and Italy.  Ampafrance is a developer, manufacturer, marketer and distributor of juvenile products including strollers, car seats and other juvenile products.  At the time of the acquisition, the Company announced that it expected the acquisition of Ampafrance to add in the range of $0.15 USD to $0.20 USD per share to the Company’s earnings in fiscal year 2003.  The total consideration was $247.2 million USD, including all related acquisition costs.  The majority of the acquisition cost was financed through long-term debt with the balance being paid with cash on hand.  In addition, a balance of sale of $27.8 million USD, secured by a letter of guarantee, will be paid in 2003.

In connection with the acquisition of Ampafrance, Dorel completed the sale in February 2003 of $110 million USD principal amount of senior guaranteed notes.  The senior guaranteed notes were purchased by a group of institutional investors including Prudential Capital Group, an institutional investment business of Prudential Financial, and Teachers Insurance and Annuity Association - College Retirement Equity Fund.  Of the $110 million USD, Dorel issued $55 million USD of Series A Notes bearing interest at 5.09% due February 11, 2008, and $55 million USD of Series B Notes bearing interest at 5.63% due February 10, 2010.

NARRATIVE DESCRIPTION OF THE BUSINESS

All amounts below are stated in U.S. dollars, which is the reporting currency of the Company.  The following does not take into account the Ampafrance acquisition, which occurred after the Company’s fiscal year end.

Operating Segments and Principal Products

Historically, Dorel’s business has been carried out through three segments: RTA Furniture, Juvenile Products and Home Furnishings.

In 2002, Dorel changed the structure of its internal organization with respect to the manufacture and sale of metal and wood furniture, previously reported within the Home Furnishings Segment.  These products are now considered part of the RTA Furniture Segment.  Accordingly, results for the prior year as previously reported have been restated to reflect this change.

In January 2003, the Company announced that it will modify the way in which it will report results from its operating segments in the future.  The RTA Furniture and Home Furnishing Segments are to be combined into one segment that will be referred to as Home Furnishings.  Over the past number of years, the operating units within these two segments have become increasingly integrated.  This change is in accordance with Canadian generally accepted accounting principles (GAAP), which considers the similar nature of customers, products, production processes and distribution channels employed by the business units that make up these two segments.

RTA Furniture Segment

RTA furniture is manufactured and packaged as component parts and is assembled by the consumer.  Dorel believes that it is among the four largest producers of RTA furniture in North America.  Dorel’s RTA Furniture Segment produces office furniture, home office furniture, computer tables, microwave stands, entertainment units and home theatre units that are marketed under the Charleswood, Ridgewood and Ameriwood names.

The RTA Furniture Segment accounted for 26% of Dorel’s sales in 2002.  RTA Furniture Segment sales were $257.5 million in 2002 compared to $260.2 million in 2001, representing a decrease of 1.0%.  Operating profit in 2002 was $48.0 million compared to $45.6 million in 2001, representing an increase of 5.1%.  The success of the RTA Furniture Segment’s comes from Dorel’s ability to capitalize on its low cost structure, high sell-through per square foot and commitment to customer service.

Home Furnishings Segment

The Home Furnishings Segment produces metal folding furniture, futons, step stools and other imported furniture items.  These products are manufactured and/or imported and distributed by the three divisions which comprise the Home Furnishings Segment: Cosco Home and Office, Dorel Home Products and Dorel Asia.  In 2002, the Home Furnishings Segment accounted for 21% of Dorel’s sales.  Sales in 2002 were $206.1 million compared to $152.6 million in 2001, an increase of 35%.  Operating profit in 2002 was $16.5 million compared to $2.2 million in 2001, representing an increase of 639%.

The Home Furnishings Segment operates in a highly competitive market where attractive pricing versus the competition is essential.  This factor has resulted in a greater portion of the products and components being purchased in Southeast Asia as opposed to being manufactured in North America.  A recent example of Dorel’s success in sourcing from overseas was the strategic decision to stop manufacturing certain futon components in Montreal.  They are now purchased in Southeast Asia and the final futon product is assembled in North America prior to shipping.

Juvenile Products Segment

The Juvenile Products Segment manufactures and imports products such as infant car seats, strollers, high chairs, toddler beds, playpens, swings and infant health and safety aids.  These products are marketed under the brand names Cosco and Safety 1st in North America, and Maxi-Cosi, Quinny and Safety 1st in Europe.  In addition, Dorel has licensing agreements for names such as Eddie Bauer and Looney Tunes.

Although Dorel manufactures and sells juvenile products at all price levels, from entry level to high-end price points,  Dorel’s products are designed for consumers whose priorities are safety and quality at reasonable prices.  Its products are sold principally through mass merchants, department stores and hardware/home centres.  In recent years, licensing agreements with well-recognized brand names have accelerated the entry into higher-priced juvenile products.  In Europe, Dorel also sells higher-end juvenile products to boutiques and smaller stores along with major European chains.

The Juvenile Products Segment accounted for 53% of Dorel’s sales in 2002.  Sales of the Juvenile Products Segment were $528.4 million in 2002 compared to $503.9 million in 2001, representing an increase of 4.9%.  The Juvenile Products Segment operating profit, before restructuring and other one-time charges, was $43.0 million in 2002 compared to $38.3 million in 2001, representing an increase of 12.1%.  The Juvenile Products Segment’s success hinges on successful new product development and Dorel’s commitment to customer service.

Distribution

Dorel sells its products primarily to major retail chains.  In 2002, Dorel made sales to the following: (i) mass merchant discount chains; (ii) speciality stores; (iii) department stores; (iv) hardware/home centres; and (v) independent stores.

Dorel uses a variety of sales and distribution arrangements.  These consist of salaried Dorel employees; individual agents who carry Dorel’s products on either an exclusive or non-exclusive basis; individual specialized agents, who sell products, including Dorel’s, exclusively to one customer such as a major discount chain; and sales agencies which themselves employ salesmen.

Retailers carry out the bulk of advertising of Dorel’s products.  In addition, the Juvenile Products Segment advertises and promotes its products through the use of advertisements in specific magazines and multi-product brochures.

Major Customers

In 2002, Dorel had three major customers (Wal-Mart, K-Mart Corporation (“K-Mart”) and Toys “R” Us) each representing more than 10% of sales.  These three major customers represented an aggregate of 68.5% of total sales in 2002 compared to 66.3% in 2001.

Dorel believes that its commitment to providing a high level of service has allowed it to develop particularly close relationships with such major retailers as Wal-Mart, K-Mart and Toys “R” Us.  The success of this commitment to service has resulted in Dorel being awarded more than 40 vendor awards for excellence since 1992.  To Dorel’s knowledge, it has won more of such awards than any other company in its product categories.  Dorel has achieved this level of customer satisfaction by fostering particularly close contacts between its sales representatives and the customers.  To this end, Dorel has engaged a permanent, full-service agency account team dedicated exclusively to Wal-Mart, located near Wal-Mart’s headquarters in Bentonville, Arkansas.  Dorel has also engaged account teams dedicated exclusively to K-Mart and Toys “R” Us.  These dedicated account teams give Dorel’s customers the assurance that inventory and supply requirements will be met and that any problems will be immediately addressed.  The account teams also provide product and market analysis and can assist with product specification and design.

Dorel believes that the trend among its mass merchant customers is to buy from fewer but larger suppliers who are able to deliver a wide range of products, provide greater security of supply and render increased levels of service.  Dorel believes that its ability to deliver a wide range of products on a reliable basis, combined with its demonstrated commitment to service, provides it with an important competitive advantage in this environment.

Dorel’s relationships with Wal-Mart, K-Mart and Toys “R” Us has the additional benefit of providing Dorel with important feedback which it uses to improve its product offerings and to respond rapidly to changing market trends.

On January 22, 2002, K-Mart and 37 of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.  As at December 30, 2002, Dorel has included in accounts receivable, gross pre-petition receivables from K-Mart totalling approximately $23 million.  In addition, Dorel has provided for its allowance for anticipated credits certain reserves for returns and allowances, advertising and other anticipated deductions related specifically to the gross pre-petition receivables.  Dorel believes that it will be granted the right of offset for anticipated deductions through the bankruptcy claims administration process.  Insurance claims have been filed representing a significant portion of its net pre-petition receivables from K-Mart.  Dorel believes that its remaining allowances for anticipated credits and doubtful accounts recorded at December 30, 2002, are adequate to cover any potential losses associated with the receivables from K-Mart, net of insurance recoveries.  Notwithstanding the filing of voluntary petitions for reorganization under Chapter 11 set out above, during 2002 Dorel continued to sell to K-Mart and its subsidiaries.

Geographic Regions

In 2002, 88% of Dorel’s sales took place in the United States, 3% in Canada and 9% in Europe and elsewhere.  This percentage is consistent with the previous year.  The origin of Dorel’s sales from its various facilities is as follows: United States – 71%, Canada – 16% and Europe and elsewhere – 13%.

Raw Materials

Dorel’s main commodities are plastic resin, particleboard and paperboard.  The price of plastic resin was generally higher in 2002 than in 2001.  The price of particleboard and paperboard were generally lower in 2002 than in 2001.  In 2002, costs for these two commodities were at very low levels.

Intellectual Property

Dorel is the sole owner of all patents and manufacturing licenses for its products.  The loss of any one of these patents would not adversely impact Dorel’s operations.

Seasonality

Generally, sales of Dorel products are consistent throughout the year and are not subject to major seasonal variations in the level of retail sales.  However, sales in the RTA Furniture Segment tend to be weaker in the first half of the year and to increase in the second half.

Competition

In Dorel’s view, it ranks among the top four manufacturers for RTA furniture and among the top three for juvenile products in North America in terms of sales.  Although the diversity of products and fragmented markets of the home furnishings industry makes useful comparisons difficult, Dorel believes that the following table sets out the major competitors of each of its business segments:

RTA Furniture Segment	Juvenile Products Segment	Home Furnishings Segment

Sauder	Fisher Price	Meco
Bush	Evenflo	Verco
O’Sullivan	Graco	Amisco
Creative Interiors	The First Years	Pilliod
Mills Pride	Kolcraft	Powell
Imports from Mexico and Asia

Research and Development

Research and development is an important part of Dorel’s business success.  Each year, each of Dorel’s three segments generally introduces a large number of new products.

Quality control is an essential part of Dorel’s competitive position.  Most products are developed to exclusive specifications and rigid safety standards, particularly as regards the Juvenile Products Segment.  In fiscal 2002, Dorel spent $9.1 million on research and development activities.

Much of Dorel’s research and development is done at DJG USA’s 850,000 square foot plant in Columbus, Indiana.  This facility includes a 25,000 square foot area dedicated to research and development with respect to new juvenile and home furnishings products.

Environmental Regulations

All Dorel segments currently operate within existing environmental regulations.  Dorel made nominal capital expenditures with respect to environmental protection matters in 2002.  Dorel assumed certain environmental liabilities and contingencies associated with the Michigan plant acquired with the purchase of Ameriwood in 1998.  A provision at December 30, 2002 of $516,000 has been set-up in connection with this liability.  Any amounts incurred in excess of the provision are not expected to have a material adverse affect on the Company.

Human Resources

At the end of fiscal 2002, Dorel employed approximately 3,500 people in nine countries.  Approximately 2,000 of Dorel’s employees are unionized and are subject to a total of four collective agreements.  Two of the collective agreements expired in early 2001 and have been renegotiated for three-year terms.  None of the collective agreements expires before 2004.  No labour problems were experienced in 2002 and Dorel considers its labour relations to be good.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Three Year Review

All figures in thousands except per share amounts

	Fiscal Years ended December 30,
	2002	2001	2000

Sales	$ 992,073	$ 916,769	$ 757,540

Income from continuing operations	61,595	26,562	29,974

Income per share from continuing operations
Basic	2.05	0.94	1.07
Fully diluted	2.00	0.93	1.05

Net income	61,595	25,504	17,306

Net income per share
Basic	2.05	0.91	0.62
Fully diluted	2.00	0.89	0.61

Total assets	610,123	568,574	576,044

Total debt	93,708	235,837	262,046

Dividends	-	-	-

DIVIDENDS

The Company’s current policy is to retain earnings for future growth.  As a result, the Company does not anticipate the payment of any dividends in the near future.  Under the Company’s current financing arrangements, the payment of dividends and any amounts dedicated to the redemption or repurchase of capital stock cannot in the aggregate exceed 25% of net income in any fiscal year.  These financing arrangements also include certain customary financial covenants that may indirectly restrict the Company’s ability to pay dividends.

MARKET FOR THE NEGOTIATION OF SECURITIES

The Company’s Class A Multiple Voting Shares and Class B Subordinate Voting Shares are listed on the Toronto Stock Exchange under the symbols DII.A and DII.B, respectively.

The Company’s Class B Subordinate Voting Shares are also listed on the NASDAQ National Market under the symbol DIIBF.

DIRECTORS AND SENIOR OFFICERS

The names, municipalities of residence, period during which each has served as a director where applicable, offices held with the Company and principal occupations of the directors and senior officers of the Company are as follows:

Name and municipality of residence	Director since	Office	Principal occupation

Martin Schwartz Montreal, Quebec	1987	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company

Jeff Segel Montreal, Quebec	1987	Executive Vice-President, Sales and Marketing and Director	Executive Vice-President, Sales and Marketing of the Company

Alan Schwartz Montreal, Quebec	1987	Executive Vice-President, Operations and Director	Executive Vice-President, Operations of the Company

Jeffrey Schwartz Toronto, Ontario	1987	Chief Financial Officer, Secretary and Director	Chief Financial Officer of the Company

Pierre Dupuis Longueuil, Quebec	-	Chief Operating Officer	Chief Operating Officer of the Company

Frank Rana Montreal, Quebec	-	Vice-President, Finance and Treasurer	Vice-President, Finance and Treasurer of the Company

Dr. Laurent Picard* Montreal, Quebec	1988	Director	Corporate Director

Harold P. (Sonny) Gordon, Q.C.* Montreal, Quebec	2003	Director	Chairman Dundee Bancorp Inc. (financial services, wealth management and investments company)

Maurice Tousson* Toronto, Ontario	1995	Director	President and Chief Executive Officer CDREM Inc. (retailed)

_____________________________

*

Member of the Audit Committee and the Human Resources and Corporate Governance Committee.

During the last five years, each of the directors and senior officers have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their names, with the exception of: (i) Mr. Pierre Dupuis, who prior to October 1999 was the President and Chief Operating Officer of Transcontinental Group Ltd.; (ii) Mr. Harold P. (Sonny) Gordon, Q.C., who prior to November 15, 2001 was the Vice-Chairman of Hasbro, Inc., a position he held until May 2002; and (iii) Mr. Maurice Tousson, who prior to February 1999 was the President of Medi-Trust Pharmacy Inc.

The term of each of the directors listed above will expire at the next annual general meeting of shareholders of the Company.

As at December 30, 2002, the directors and senior officers beneficially owned in the aggregate, directly or indirectly, or exercised control or direction over, 62.3% of the issued and outstanding Class A Multiple Voting Shares and 5.9% of the issued and outstanding Class B Subordinate Voting Shares of the Company.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness (if any), principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Company’s Management Proxy Circular in respect of the annual general meeting of shareholders to be held on May 28, 2003.

Additional financial information is provided in the Company’s comparative consolidated financial statements for the fiscal year ended December 30, 2002 included in the Company’s 2002 Annual Report.

When the Company’s securities are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, the Company shall provide to any person, upon request to the Secretary of the Company at 1255 Greene Avenue, Suite 300, Montreal, Quebec H3Z 2A4:

(a)

one copy of this 2002 renewal annual information form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this 2002 renewal annual information form;

(b)

one copy of the Company’s consolidated financial statements for the fiscal year ended December 30, 2002, together with the report of the auditors thereon contained in the 2002 Annual Report, and one copy of any of the Company’s interim financial statements subsequent to such consolidated financial statements;

(c)

one copy of the Management Proxy Circular in respect of the annual general meeting of shareholders to be held on May 28, 2003; and

(d)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (a), (b) or (c).

At any other time, the Company shall provide to any person, upon request to the Secretary of the Company and upon payment of a reasonable charge if the person making the request is not a shareholder of the Company, one copy of any of the documents referred to in clauses (a), (b) and (c) above.

Schedule A
Corporate Structure
North America

DOREL INDUSTRIES INC.
Québec
100%
DOREL U.S.A INC.
Delaware
100%
4002253 CANADA INC.
Canada
100%
3109267 CANADA INC.
Canada
1%
99%
DOREL INVESTMENTS L.P.
Delaware
100%
6023231 CANADA INC.
Canada
100%
DOREL INSURANCE CORPORATION
Barbados
100%
DOREL LIMITED
Barbados
100%
AMERI WOOD INDUSTRIES INC.
Delaware
100%
DOREL JUVENILE GROUP INC.
Massachusetts
100%
SAFETY 1ST INTERNATIONAL INC.
U.S. Virgin Islands
100%
COSCO MANAGEMENT INC.
Delaware
100%
CMI HOLDINGS, INC.
Delaware
99%
1%
DOREL DESIGN AND DEVELOPMENT, LLC
Indiana
100%
CHARLESWOOD INVESTMENT INC.
Delaware
100%
AMERI WOOD INDUSTRIES INC.
Michigan
100%
AMERI WOOD INDUSTRIES INC.
Ohio
100%
DOREL ATLANTIC CO.
Nova Scotia
100%
DOREL CAPITAL LLC
Delaware
99.9%
DOREL ASIA SRL
Barbados
0.1%
100%
3070065 NOVA SCOTIA COMPANY
Nova Scotia
100%
DOREL FAR EAST LIMITED
Hong Kong
100%
DOREL ASIA LIMITED
Hong Kong

Corporate Structure
Europe
February 14, 2003

DOREL INDUSTRIES INC.
Québec
100%
DOREL (UK) LIMITED
United Kingdom
100%
SAFETY 1ST (EUROPE) LIMITED
United Kingdom
100%
EEZI AIR SERVICES LIMITED
United Kingdom
100%
DOREL (NEDERLAND) B.V.
The Netherlands
100%
MAXI DOREL B.V.
The Netherlands
100%
MAXI GERANCE B.V.
The Netherlands
100%
MAXI-COSI LIMITED
United Kingdom
100%
MAXI MILIAAN B.V.
The Netherlands
100%
Interservice Alpha B.V.
The Netherlands
100%
MAXI-COSI GMBH
Germany
100%
MAXI-COSI FRANCE SARL
France
100%
MAXI-DOREL FRANCE SAS
France
87.15%
AMPA DÉVELOPPEMENT SAS
France
0%
100%
AMPA MANAGEMENT SAS
France
100%
AMPAFRANCE SA
France
100%
Bebe and Co SAS
France
100%
Paco SAS
France
100%
Logico SA
France
Bambinid SAS
France
AMPA Industriale Italia SpA
Italy
AMPAffance Portugall LdA
Portugal
AMPA Northern Europe SA
Belgium
AMPAFRANCE DEUTSCHLAND GMBH
Germany
AMPA Hispania SA
Spain
AMPA (Suisse) SA
Switzerland
AMPA (Asia) Ltd.
Hong Kong
AMPA (UK) Ltd.
UK
100%
Monbebe UK Ltd.
UK
AMPA 2P SA
France
AMPACOM SAS
France
AMPAFIN SAS
France

AUDITED ANNUAL FINANCIAL STATEMENTS

DECEMBER 30, 2002

AUDITORS' REPORT

To the Shareholders of

DOREL INDUSTRIES INC.

We have audited the consolidated balance sheets of DOREL INDUSTRIES INC. as at December 30, 2002 and 2001 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three year period ended December 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 30, 2002, in accordance with Canadian generally accepted accounting principles.

(Signed Goldsmith Miller Hersh)

CHARTERED ACCOUNTANTS

Montreal, Quebec

February 7, 2003

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We hereby consent to the inclusion in Dorel Industries Inc.’s Annual Report on Form 40-F, for the year ended December 30, 2002, of our auditor’s report dated February 7, 2003, and to the references to us in such Form 40-F.

Goldsmith Miller Hersh

(Signed)

CHARTERED ACCOUNTANTS

Montreal, Quebec

May 12, 2003

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 30, 2002

(In thousands of U.S. dollars)

ASSETS

	2002	2001
CURRENT ASSETS

Cash and cash equivalents	$ 54,450	$ 18,640
Accounts receivable (Note 4)	98,267	95,445
Inventories (Note 5)	142,157	152,411
Prepaid expenses	10,465	8,743
Funds held by ceding insurer (Note 20)	11,298	-
Income taxes refundable	-	5,156
Future income taxes	11,114	11,195

	327,751	291,590

CAPITAL ASSETS (Note 6)	95,374	98,366

DEFERRED CHARGES (Note 7)	14,111	12,557

GOODWILL (Note 8)	155,669	151,624

INTANGIBLE ASSETS (Note 9)	5,818	4,055

FUTURE INCOME TAXES	-	1,327

OTHER ASSETS (Note 14)	11,400	9,055

	$ 610,123	$ 568,574

LIABILITIES

CURRENT LIABILITIES

Bank indebtedness (Note 10)	$ 8,346	$ 7,911
Accounts payable and accrued liabilities (Note 11)	131,805	104,873
Income taxes payable	11,721	-
Current portion of long-term debt	2,061	2,680

	153,933	115,464

LONG-TERM DEBT (Note 12)	83,301	225,246

POST-RETIREMENT BENEFIT OBLIGATION (Note 14)	13,213	12,879

FUTURE INCOME TAXES	5,670	3,073

SHAREHOLDERS’ EQUITY

CAPITAL STOCK (Note 15)	138,446	63,023

RETAINED EARNINGS	212,660	153,223

CUMULATIVE TRANSLATION ADJUSTMENT (Note 17)	2,900	(4,334)

	354,006	211,912

	$ 610,123	$ 568,574

COMMITMENTS (Note 18)

CONTIGENT LIABILITIES (Note 19)

PRODUCT LIABILITY (Note 20)

See accompanying notes.

APPROVED ON BEHALF OF THE BOARD

(Signed Martin Schwartz)

DIRECTOR

(Signed Jeffrey Schwartz)

DIRECTOR

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 30, 2002

(In thousands of U.S. dollars)

	2002	2001	2000

Balance, beginning of year	$ 153,223	$ 127,719	$ 119,345

Adoption of new accounting recommendations (Note 2)	-	-	(8,233)

	153,223	127,719	111,112

Net income	61,595	25,504	17,306

Share issue expenses (net of income taxes $1,072)	1,990	-	-

Premium paid on repurchase of shares (Note 15)	168	-	699

BALANCE, END OF YEAR	$ 212,660	$ 153,223	$ 127,719

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 30, 2002

(In thousands of U.S. dollars, except per share amounts)

	2002	2001	2000

SALES	$ 992,073	$ 916,796	$ 757,540

EXPENSES
Cost of sales	760,423	718,123	582,741
Operating	106,969	97,164	83,189
Amortization	24,850	21,168	21,041
Research and development costs	3,698	2,569	2,876
Product liability (Note 20)	-	20,000	2,300
Restructuring costs (Note 21)	-	-	9,737
Interest on long-term debt	9,987	17,643	14,968
Other interest	452	819	574

	906,379	877,486	717,426

INCOME FROM OPERATIONS BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL	85,694	39,283	40,114

Income taxes (Note 22)
Current	19,388	(973)	9,389
Future	4,711	5,704	(3,957)

	24,099	4,731	5,432

INCOME FROM CONTINUING OPERATIONS BEFORE AMORTIZATION OF GOODWILL	61,595	34,552	34,682

Amortization of goodwill	-	7,990	4,708

INCOME FROM CONTINUING OPERATIONS	61,595	26,562	29,974

LOSS FROM DISCONTINUED OPERATIONS (Note 23)	-	(1,058)	(12,668)

NET INCOME	$ 61,595	$ 25,504	$ 17,306

EARNINGS PER SHARE (Note 24)
Basic
Income from continuing operations before amortization of goodwill	$ -	$ 1.23	$ 1.23
Income from continuing operations	$ -	$ 0.94	$ 1.07
Net income	$ 2.05	$ 0.91	$ 0.62

Fully diluted
Income from continuing operations before amortization of goodwill	$ -	$ 1.21	$ 1.22
Income from continuing operations	$ -	$ 0.93	$ 1.05
Net income	$ 2.00	$ 0.89	$ 0.61

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 30, 2002

(In thousands of U.S. dollars)

	2002	2001	2000

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Income from continuing operations	$ 61,595	$ 26,562	$ 29,974
Adjustments for:
Amortization	24,850	21,168	21,041
Amortization of goodwill	-	7,990	4,708
Future income taxes	4,711	5,704	(3,957)
(Gain) loss on disposal of capital assets	858	(146)	(25)
Funds held by ceding insurer	(11,298)	-	-
Write down of assets in restructuring	-	-	4,354

	80,716	61,278	56,095
Changes in non-cash working capital (Note 25)	46,222	(14,126)	(6,782)

CASH PROVIDED BY OPERATING ACTIVITIES	126,938	47,152	49,313

FINANCING ACTIVITIES
Bank indebtedness	(902)	3,258	4,016
Long-term debt	(142,704)	(40,320)	(18,401)
Issuance of capital stock	75,472	528	32
Repurchase of capital stock	(218)	-	(816)
Share issue expenses	(3,062)	-	-

CASH USED IN FINANCING ACTIVITIES	(71,414)	(36,534)	(15,169)

INVESTING ACTIVITIES
Acquisition of subsidiary companies	-	(9,156)	(143,541)
Cash acquired	-	548	6,861

	-	8,608	(136,680)
Financed by long-term debt	-	8,608	136,680

	-	-	-

Proceeds from sale of accounts receivable	-	27,750	-
Additions to capital assets	(15,840)	(11,199)	(15,119)
Deferred charges	(5,818)	(7,050)	(7,003)
Intangible assets	(3,571)	(4,424)	(571)
Other assets	2,120	(1,000)	(1,120)
Proceeds from sale of discontinued operations	-	-	1,187

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(23,109)	4,077	(22,626)

NET CASH USED IN DISCONTINUED OPERATIONS	-	(3,675)	(10,557)

OTHER
Effect of exchange rate changes on cash	3,395	950	(374)

INCREASE IN CASH AND CASH EQUIVALENTS	35,810	11,970	587

Cash and cash equivalents, beginning of year	18,640	6,670	6,083

CASH AND CASH EQUIVALENTS, END OF YEAR	$ 54,450	$ 18,640	$ 6,670

See accompanying notes.

DOREL INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2002

(In thousands of U.S. dollars, except per share amounts)

NOTE 1 - NATURE OF OPERATIONS

Dorel Industries Inc. is a consumer products manufacturer and importer of juvenile products and home furnishings.  The Company’s principal business segments consist of ready-to-assemble (RTA) furniture, juvenile furniture and accessories, and home furnishings.  The principal markets for the Company’s products are Canada, United States and Europe.

NOTE 2 - ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency.

The material differences between Canadian and United States GAAP are described and reconciled in Note 28.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from the date of their acquisition.  All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported.  Significant estimates and assumptions were used to evaluate the carrying value of long-lived assets; valuation allowances for accounts receivable and inventories; liabilities for potential litigation claims and settlements including product liability; and assets and obligations related to employee pension and post-retirement benefits.  Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable

The retained interest recorded upon the sale of accounts receivable is calculated based on the estimated fair value at the date of sale.  To obtain fair values, management uses its best estimate of the future expected cash flows based on historical deductions for returns and allowances.  Gains or losses on the sale of accounts receivable are recorded to the extent actual collections differ from the estimated fair value at the date of sale.

Inventories

Raw material inventories are valued at the lower of cost and replacement cost.  Finished goods inventories are valued at the lower of cost and net realizable value.  Cost is determined on a first-in; first-out basis, and on a last-in; first-out basis for one of the Company’s subsidiaries.

Amortization

Capital assets are amortized as follows:

	Method	Rate

Buildings and improvements	Straight-line	40 years
Machinery and equipment	Declining balance	15%
Moulds	Straight-line	5 years
Furniture and fixtures	Declining balance	20%
Vehicles	Declining balance	30%
Computer equipment	Declining balance	30%
Leasehold improvments	Straight-line	5 years

Deferred charges

Deferred charges are carried at cost less accumulated amortization.

-

Research and Development Costs:

The Company incurred costs on activities which relate to research and development of new products.  Research costs are expensed as they are incurred.  Development costs are also expensed as incurred unless they meet specific criteria related to technical, market and financial feasibility.  The Company incurred $9,109 (2001 - $9,940) of research and development costs of which $3,698 (2001 - $2,569) were expensed and $5,411 (2001 - $6,921) were deferred and are being amortized to operations on a straight-line basis over a period of two years. Related amortization amounted to $3,754 (2001- $2,734, 2000 - $1,745).

-

Financing Costs:

The Company incurred certain costs related to the issue of long-term debt.  These amounts are amortized to operations on a straight-line basis over the terms of the related long-term debt.

Goodwill

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired of subsidiary companies.  Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants new recommendations under Section 3062, “Goodwill and Other Intangible Assets”.  The new rules require that goodwill with an indefinite life will no longer be amortized to income.  Instead, the Company must determine at least once annually whether the fair value of each reporting unit to which goodwill has been attributed is less than the carrying value of the reporting unit’s net assets including goodwill, thus indicating impairment.  Any impairments are then recorded as a separate charge against income and a reduction of the carrying value of goodwill.  Under the transitional provisions of this standard, a transitional goodwill impairment test was carried out with no resulting impairment in the carrying value of goodwill.

Intangible Assets

-

Patents:

Patents are amortized by the straight-line method over their expected useful lives.

-

Licences:

Licences are amortized in line with sales of products for which the licences have been acquired.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets for potential impairment on an ongoing basis.  The Company considers projected future operating results, trends and other circumstances in making such evaluations.  Impaired assets are written down to estimated fair value, being determined based on discounted expected future cash flows.

Foreign Currency

The financial statements of self-sustaining operations whose functional currency is other than the United States dollar are translated from such functional currency to the United States dollar using the current rate method.  Under this method, assets and liabilities are translated at the rates in effect at the balance sheet date.  Income and expenses are translated at average rates of exchange for the year.  Resulting unrealized gains or losses are accumulated as a separate component of shareholders’ equity.

Foreign currency transactions and balances are translated using the temporal method.  Under this method all monetary assets and liabilities are translated at the exchange rates prevailing at the balance sheet date.  Non-monetary assets and liabilities are translated at historical exchange rates.  Income and expenses are translated at the average exchange rates for the year, except for amortization which is translated on the same basis as the related assets.  Translation gains and losses are reflected in net income.

Derivative Financial Instruments

The Company uses a number of derivative financial instruments, mainly foreign exchange contracts and interest-rate swap agreements to reduce its exposure to fluctuations in interest rates and foreign exchange rates.  These derivative financial instruments are used as a method for meeting the risk reduction objectives of the Company by generating offsetting cash flows related to the underlying position in respect of amount and timing and are measured for effectiveness on an ongoing basis.  The Company does not use derivative financial instruments for trading purposes.  The foreign currency gains and losses on these contracts are not recognized in the consolidated financial statements until the underlying transaction is recorded in net income.  Payments and receipts under interest-rate swap agreements are recognized as adjustments to interest expense.

Beginning January 1, 2004, the Company will adopt the recommendations of the Canadian Institute of Chartered Accountants Guideline 13 “Hedging Relationships”, which establishes certain conditions for when hedge accounting may be applied.  The Company has not yet determined the impact, if any, that will result from the adoption of this guideline.

Pension Plans and Post-Retirement Benefits

Pension Plans

The Company's subsidiaries maintain defined benefit plans and defined contribution plans for their employees.  Pension benefit obligations under the defined benefit plans are determined annually by independent actuaries using management's assumptions and the accrued benefit method.  The plans provide benefits based on a defined benefit amount and length of service.

Pension expense consists of the following:

-

the cost of pension benefits provided in exchange for employees' services rendered in the period.

-

interest on the actuarial present value of accrued pension benefits less earnings on pension fund assets.

-

amounts which represent the amortization of the unrecognized net pension assets that arose when accounting policies were first applied and subsequent gains or losses arising from changes in actuarial assumptions, and experience gains or losses related to return on assets on the straight-line basis, over the expected average remaining service life of the employee group.

Post-Retirement Benefits Other Than Pensions

Post-retirement benefits other than pensions, include health care and life insurance benefits for retired employees.  The costs of providing these benefits are accrued over the working lives of employees in a manner similar to pension costs.

Effective January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3461 “Employee Future Benefits” which has been applied retroactively without restating prior years.  The cumulative effect of adopting the new recommendations at January 1, 2000 was to decrease retained earnings by $6,105, increase future income tax assets by $4,788, and increase accumulated post-retirement benefit obligation by $11,971.

Significant elements in determining the assets or liabilities and related income or expense for these plans are the expected return on plan assets, the discount rate used to value future payment streams, expected trends in health care costs, and other actuarial assumptions.  Annually, the Company evaluates the significant assumptions to be used to value its pension and post-retirement plan assets and liabilities based on current market conditions and expectations of future costs.

Future Income Taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values using the enacted income tax rate in effect at the balance sheet date.  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.  Effective January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3465 “Income Taxes” which has been applied retroactively without restating prior years.  The cumulative effect of adopting the new recommendations at January 1, 2000 was to decrease retained earnings and to increase future income tax liabilities by $2,128.

Environmental Liabilities

Liabilities are recorded when environmental claims or remedial efforts are probable, and the costs can be reasonably estimated.  Environmental expenditures related to current operations are generally expensed as incurred.

Reclassifications

Certain of the prior years’ accounts have been reclassified to conform to the 2002 financial statement presentation.  Segmented information has been adjusted to reflect the reclassifications between the Ready-to-Assemble and Home Furnishings Segments.

Change in Accounting Principles

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  This standard applies to awards granted after January 1, 2002, and is to be applied prospectively.  The Company will not change the method currently used to account for stock options granted to employees, but will provide the required pro-forma disclosures on the impact of the fair value method, which produces estimated compensation charges.  The Company’s stock option plan and other disclosures are outlined in Note 16.

Future Accounting Changes

Beginning March 31, 2003, the Company will adopt the recommendation’s of the Canadian Institute of Chartered Accountants Accounting Guideline 14 “Disclosure of Guarantees”, which establishes disclosure requirements for any obligations and risks arising from issuing guarantees.

NOTE 3 - BUSINESS ACQUISITIONS

On April 27, 2001, the Company acquired all the outstanding shares of Quint B.V., a developer and distributor of juvenile products including strollers and furniture for a total consideration of $9,156, which was financed through long-term debt.

The assets acquired and liabilities assumed consist of the following:

Assets

Cash	$ 548
Accounts receivable	1,995
Inventories	3,117
Capital assets	276
Goodwill	7,924

		$ 13,860

Liabilities

Accounts payable and accrued liabilities	3,915
Long-term debt	789

		4,704

Total purchase price		$ 9,156

On June 6, 2000, the Company acquired all the outstanding shares of Safety 1st, Inc., a developer, marketer and distributor of juvenile products including child safety and childcare, convenience, activity, and home security products, mainly based in the U.S.A., for a total consideration of $150,488, which was financed through long-term debt in the amount of $136,680.

The assets acquired and liabilities assumed consist of the following:

Assets

Cash	$ 6,861
Accounts receivable	24,187
Inventories	25,071
Capital assets	18,817
Goodwill	144,242
Future income taxes	12,351
Other assets	5,259

		$ 236,788

Liabilities

Accounts payable and accrued liabilities	25,227
Long-term debt	61,073

		86,300

Total purchase price		$ 150,488

These combinations have been recorded under the purchase method of accounting with the results of operations of the acquired businesses being included in the accompanying consolidated financial statements since the date of acquisition.

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	2002	2001

Accounts receivable	$ 158,006	$ 146,918
Allowance for anticipated credits	(54,711)	(47,265)
Allowance for doubtful accounts	(5,028)	(4,208)

	$ 98,267	$ 95,445

The Company entered into an agreement with a third party to sell $30 million of eligible accounts receivable at a discount.  Under this agreement, the Company acts as the servicer of the receivable and is permitted to sell, on a revolving basis, additional eligible accounts receivable to the extent amounts are collected on previously sold receivables.  As at December 30, 2002, the Company sold $30,000 (2001 - $29,236) of accounts receivable under this agreement and excluded this amount from the balance as at December 30, 2002 and 2001, respectively.  The Company also recorded a retained interest in the sold receivables representing the estimated fair value retained at the date of sale.  At December 30, 2002 and 2001, the retained interest totalling $750 is included in prepaid expenses.

On January 22, 2002, one of the Company’s larger customers, K-Mart Corporation (“K-Mart”) and 37 of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.  As at December 30, 2002, the Company has included in accounts receivable, gross pre-petition receivables from K-Mart totalling approximately $22,918.  In addition, the Company has provided for its allowance for anticipated credits certain reserves for returns and allowances, advertising and other anticipated deductions related specifically to the gross pre-petition receivables.  Management believes that it will be granted the right of offset for these anticipated deductions through the bankruptcy claims administration process.  Insurance claims have been filed representing a significant portion of its net pre-petition receivables from K-Mart.  Management believes that its remaining allowances for anticipated credits and doubtful accounts recorded at December 30, 2002, are adequate to cover any potential losses associated with the receivables from K-Mart, net of insurance recoveries.

NOTE 5 - INVENTORIES

Inventories consist of the following:

	2002	2001

Raw materials	$ 32,508	$ 36,674
Work in progress	7,107	8,744
Finished goods	102,542	106,993

	$ 142,157	$ 152,441

NOTE 6 - CAPITAL ASSETS

		Accumulated	Net
	Cost	Amortization	2002	2001

Land	$ 1,799	$ -	$ 1,799	$ 1,877
Buildings and improvements	42,866	9,671	33,195	33,144
Machinery and equipment	67,227	39,513	27,714	31,955
Moulds	62,132	44,492	17,640	17,324
Furniture and fixtures	4,209	2,121	2,088	2,689
Vehicles	632	525	107	168
Computer equipment	10,305	5,829	4,476	3,760
Leasehold improvements	2,909	1,694	1,215	743
Construction in progress – equipment	7,140	-	7,140	5,583
Equipment under capital lease	-	-	-	1,123

	$ 199,219	$ 103,845	$ 95,374	$ 98,366

NOTE 7 - DEFERRED CHARGES

	2002	2001

Development costs	$ 11,002	$ 8,689
Financing costs	1,125	1,832
Other	1,984	2,036

	$ 14,111	$ 12,557

Amortization of deferred development costs and all other deferred charges amounted to $3,754 (2001 - $2,734, 2000 - $1,745) and $1,633 (2001 - $1,297, 2000 - $722), respectively.

Upon the acquisition of Safety 1st, Inc. in 2000, the Company capitalized a fixed rate interest swap acquired as part of the transaction, based on its fair value at  the date of acquisition.  The notional amount of the swap agreement totals $35,000.  The agreement requires the Company to pay a fixed rate of 6.38% in exchange for 3-month LIBOR and matures on December 1, 2004.  The capitalized swap is amortized using the straight-line method from the acquisition date over the remaining term of the agreement.  Periodic interest settlements are recorded in interest expense, net.  As at December 30, 2002, the net book value of the swap included in other deferred charges is $623 (2001 - $935).

NOTE 8 - GOODWILL

The following table summarizes the impact of adopting the new standard:

	2002	2001	2000

Net income	$ 61,595	$ 25,504	$ 17,306
Amortization of goodwill	-	7,990	4,708

Adjusted net income	$ 61,595	$ 33,494	$ 22,014

Adjusted basic earnings per share	$ 2.05	$ 1.20	$ 0.78

Adjusted fully diluted earnings per share	$ 2.00	$ 1.17	$ 0.78

NOTE 9 - INTANGIBLE ASSETS

		Accumulated	Net
	Cost	Amortization	2002	2001

Patents	$ 5,951	$ 1,597	$ 4,354	$ 4,055
Licenses	1,638	174	1,463	-

	$ 7,589	$ 1,771	$ 5,818	$ 4,055

NOTE 10 - BANK INDEBTEDNESS

The average interest rates on the outstanding borrowings for 2002 and 2001 were 4.89% and 5.6%, respectively.  As at December 30, 2002, the Company had unused and available bank lines of credit amounting to approximately $26,109 (2001 - $14,649), renegotiated annually.

NOTE 11 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2001

Accounts payable	$ 91,178	$ 82,286
Salaries payable	13,405	9,287
Product liability	27,222	13,300

	$ 131,805	$ 104,873

NOTE 12 - LONG-TERM DEBT

	2002	2001

Series “A” Senior Guaranteed Notes

Bearing interest at 6.80% per annum with principal repayments commencing in 2004 as follows:
- 5 annual instalments of $1,000 ending July 2008
- 1 instalment of $8,500 in July 2009
- 2 annual instalments of $10,000 ending in July 2011
- 1 final instalment of $16,500 ending in July 2012	$ 50,000	$ -

Term Notes

Bearing interest at 7.50% per annum with principal repayments as follows:
- 1 annual instalment of $1,500 ending in April 2003
- 5 annual instalments of $4,800 ending in April 2008	25,500	27,000

Bearing interest at 7.63% per annum with principal repayments as follows:
- 1 annual instalment of $500 ending in June 2003
- 5 annual instalments of $1,600 ending in June 2008	8,500	9,000

Revolving Bank Loans

Bearing interest at various rates per annum, averaging 6.05% based
on LIBOR or U.S. bank rates, total availability of $275,000	-	190,000

Other 1,362	1,301

Obligations under capital lease	-	625

	85,362	227,926

Current portion	2,061	2,680

	$ 83,301	$ 225,246

The aggregate repayments in subsequent years of existing long-term debt will be:

Fiscal Year Ending	Amount

2003	$ 2,061
2004	7,461
2005	7,461
2006	7,461
2007	7,461

$ 31,905

NOTE 13 - FINANCIAL INSTRUMENTS

In the normal course of business, the Company uses various financial instruments, including derivative financial instruments, for purposes other than trading.  The Company uses derivative financial instruments as outlined in Note 2, to reduce exposure to fluctuations in interest rates and foreign exchange rates.  The derivative financial instruments include foreign exchange contracts and interest rate swaps.  The non-derivative financial instruments include those as outlined below.  By their nature, all such instruments involve risk, including market risk and the credit risk of non performance by counterparties.  These financial instruments are subject to normal credit standards, financial controls, risk management as well as monitoring procedures.

Fair Value of Recognized Financial Instruments

Following is a table which sets out the fair values of recognized financial instruments using the valuation methods and assumptions described below:

	December 30, 2002		December 30, 2001
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash and cash equivalents	$ 54,450	$ 54,450	$ 18,640	$ 18,640
Accounts receivable	98,267	98,267	95,445	95,445
Interest rate swap	623	(3,191)	935	(2,969)

Financial Liabilities
Bank indebtedness	8,346	8,346	7,911	7,911
Accounts payable and accrued liabilities	131,805	131,805	104,873	104,873
Long-term debt	85,362	88,904	227,926	223,651

The carrying amounts shown in the table above are those which are included in the balance sheet and/or notes to the financial statements.

Determination of Fair Value

The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities - The carrying amounts approximate fair value because of the short maturity of those financial instruments.

Interest rate swap - The fair value is computed based on the difference between mid-market levels and the fixed swap rate as at December 30, 2002.

Long-term debt - The fair value is estimated based on discounting expected future cash flows at the discount rates which represent borrowing rates presently available to the Company for loans with similar terms and maturity.

Letters of credit - As described in Note 18, the Company has certain letter of credit facilities of which management does not expect any material losses to result from these instruments.

Foreign Exchange Risk Management

The Company enters into various types of foreign exchange contracts to manage its exposure to foreign currency risk as indicated in the following table:

	December 30, 2002		December 30, 2001		December 30, 2000
	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value

Future contracts	$ 9,318	$ 9,508	$ 20,820	$ 20,780	$ 69,684	$ 69,823
Forward exchange contracts	5,000	5,355	301	298	8,000	7,924
Options	-	-	-	-	5,500	5,533

The term of the currency derivatives ranges from three to twelve months.  The Company's market risk with respect to foreign exchange contracts is limited to the exchange rate differential.

Deferred unrealized gains (losses) on these contracts are presented in the following table, showing the periods in which they are expected to be recognized in income.

	2002	2001	2000

To be recognized within

Three months	$ 370	$ (18)	$ (9)
Six months	31	(10)	38
Nine months	67	(7)	52
Twelve months	75	(8)	15

	$ 545	$ (43)	$ 96

Concentrations of Credit Risk

Substantially all accounts receivable arise from sales to the retail industry.  Accounts receivable from major consumers comprised 50.75% and 59.1% of the total at December 30, 2002 and 2001, respectively.

NOTE 14 - BENEFIT PLANS

Pension Benefits

The Company's subsidiaries maintain defined benefit pension plans for specific employees.   Obligations under the defined benefit plans are determined annually by independent actuaries using management’s assumptions and the accrued benefit method.  The plans provide benefits based on a defined benefit amount and length of service.

Information regarding the Company’s defined benefit plans is as follows:

	2002	2001
Accrued benefit obligation:
Balance, beginning of year	$ 16,835	$ 14,881
Current service cost	353	327
Interest cost	1,204	1,176
Plan amendments	(144)	720
Benefits paid	(1,139)	(1,023)
Actuarial losses	1,008	754

Balance, end of year	18,117	16,835

Plan assets:
Fair value, beginning of year	17,041	17,579
Actual return on plan assets	(2,717)	(2,265)
Employer contributions	4,700	2,750
Benefits paid	(1,139)	(1,023)

Fair value, end of year	17,885	17,041

Funded status-plan surplus (deficit)	(232)	206
Unamortized actuarial loss	10,101	4,931
Unamortized prior service cost	1,531	1,822
Unamortized transition obligation	-	(24)

Accrued benefit asset	$ 11,400	$ 6,935

The accrued benefit asset relating to pension benefits is included in other assets.

Net pension costs for the defined benefit plan comprise the following:

	2002	2001	2000

Current service cost, net of employee contributions	$ 353	$ 327	$ 317
Interest cost	1,204	1,176	1,151
Expected return on assets	(1,617)	(1,635)	(1,662)
Amortization of prior service costs	146	110	110
Amortization of net actuarial (gain)/loss	173	-	-
Amortization of transition obligation	(24)	(63)	(63)

Pension expense (benefit):	$ 235	$ (85)	$ (147)

Total expense under the defined contribution plans was  $2,197 (2001 - $1,416, 2000 -  $1,641).

Post-Retirement Benefits

The Company’s subsidiary maintains a defined benefit post-retirement benefit plan for substantially all its employees.

Information regarding this Company’s post-retirement benefit plan is as follows:

	2002	2001
Accrued benefit obligation:
Balance, beginning of year	$ 9,076	$ 11,569
Current service cost	392	306
Interest cost	731	807
Plan amendments	-	(1,481)
Benefits paid	(555)	(751)
Actuarial losses	1,523	(1,374)

Balance, end of year	11,167	9,076

Plan assets:
Employer contributions	555	751
Benefits paid	(555)	(751)

Fair value, end of year	-	-

Funded status-plan surplus (deficit)	(11,167)	(9,076)
Unamortized actuarial (gain)/loss	(749)	(2,359)
Unamortized prior service cost	(1,297)	(1,444)

Accrued benefit liability	$ (13,213)	$ (12,879)

Net costs for the post-retirement benefit plan comprise the following:

	2002	2001	2000

Current service cost, net of employee contributions	$ 392	$ 306	$ 296
Interest cost	732	807	792
Amortization of net actuarial (gain)/loss	(147)	(92)	-
Amortization of prior service costs	(66)	(37)	(55)

Net benefit plan expense	$ 911	$ 984	$ 1,033

Weighted average assumptions as at December 30, 2002:

	Pension Benefits			Post-Retirement Benefits
	2002	2001	2000	2002	2001

Discount rate	6.75%	7.50%	8.00%	6.75%	7.50%
Expected long-term return on plan assets	9.50%	9.50%	9.50%	-	-

Plan assets are measured using the fair value method.  Unamortized actuarial gains and losses and prior service costs are recognized over the expected average remaining service period.

The Company’s health benefit costs were estimated to increase with an annual rate of 9.0% during 2002 (2001 - 7.5%) decreasing to an annual growth rate of 5% in 2007 and thereafter.

Certain of the Company’s subsidiaries have elected to act as self-insurer for certain costs related to all active employee health and accident programs.  The expense for the year ended December 30, 2002 was $9,388 (2001 - $9,007, 2000 - $8,494) under this self-insured benefit program.

Certain of the Company’s subsidiaries maintain a non-qualified deferred compensation plan for certain highly compensated employees, which provides for employer contributions, and are held in a trust.  The total contributions made under these plans for the year ended December 30, 2002 was $65 (2001 - $15, 2000 - $39).

NOTE 15 - CAPITAL STOCK

The capital stock of the Company is as follows:

Authorized

An unlimited number of preferred shares without nominal or par value, issuable in series.

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis.

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

	2002		2001
	Number	Amount	Number	Amount

Class “A” Multiple Voting Shares

Balance, beginning of year	4,940,360	$ 2,168	5,035,260	$ 2,207

Converted form Class “A” to Class “B” (1)	(30,900)	(12)	(94,900)	(39)

Balance, end of year	4,909,460	2,156	4,940,360	2,168

Class “B” Subordinate Voting Shares

Balance, beginning of year	23,230,132	60,855	23,090,232	60,288

Converted from Class “A” to Class “B” (1)	30,900	12	94,900	39

Issuance of capital stock (2)	2,929,200	72,435	-	-

Issued under stock option plan	216,000	3,037	45,000	528

Repurchase of capital stock (3)	(10,000)	(49)	-	-

Balance, end of year	26,396,232	136,290	23,230,132	60,855

TOTAL CAPITAL STOCK		$ 138,446		$ 63,023

1.

During the year, the Company converted 30,900 (2001 - 94,900) Class “A” Multiple Voting Shares into Class “B” Subordinate Voting Shares at an average rate of $0.40 per share (2001 - $0.41 per share).

2.

Under an agreement dated April 26, 2002 between the Company and a syndicate of underwriters led by CIBC World Markets Inc., the Company agreed to sell and the underwriters agreed to purchase 2,929,200 Class “B” Subordinate Voting Shares at a price of $24.73 ($CAN  38.50) for an aggregate consideration of $72,435 ($CAN 112,774) all pursuant to a prospectus dated May 8, 2002.

3.

Under a Normal Course Issuer Bid effective August 9, 2002, the Company indicated its intention to purchase up to 200,000 Class “B” Subordinate Voting Shares at the prevailing market price.  The program expires on August 8, 2003.  During the year, the Company purchased for cancellation by way of a Normal Course Issuer Bid on the Toronto Stock Exchange 10,000 Class “B” Subordinate Voting shares for the total consideration of $217.

4.

On September 21, 2001, the Company granted to Hasbro, Inc. as partial consideration for the licence agreement, 200,000 share purchase warrants to purchase 200,000 Class “B” Subordinate Voting Shares at an exercise price of $19.10 expiring no later than September 21, 2005.

In January 2003, Hasbro, Inc. exercised the 200,000 share purchase warrants.

NOTE 16 - STOCK OPTIONS

Under various plans, the Company may grant stock options on the Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options may be granted.  The maximum number of Class “B” Subordinate Voting Shares which may be issued under the plans is 4,500,000.  No option granted may be exercised during the first year following its granting and is exercisable, on a cumulative basis, at the rate of 25% in each of the following four years, and will expire no later than the year 2007.

The Company's stock option plan is as follows:

	2002		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of year	1,414,000	$ 13.69	1,503,000	$ 13.72
Granted	884,000	20.80	15,000	16.47
Exercised	(216,000)	15.24	(45,000)	11.73
Cancelled	(3,000)	18.53	(59,000)	16.24

Options outstanding, end of year	2,079,000	$ 16.55	1,414,000	$ 13.69

A summary of options outstanding at December 30, 2002 is as follows:

	Total Outstanding			Total Exercisable
Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Contractual Remaining Life	Options	Weighted Average Exercise Price

$12.47 - $16.28	1,029,000	$12.60	0.86	1,012,750	$12.54
$17.00 - $24.73	1,050,000	$20.40	3.87	91,750	$18.31

$12.47 - $24.73	2,079,000	$16.55	2.38	1,104,500	$13.02

If the Company had elected to recognize compensation costs based on the fair value at the date of grant, consistent with the provisions of the Canadian Institute of Chartered Accountants Section 3870, the Company’s net income and earnings per share would have been reduced to the following pro-forma amounts:

2002

Net income	As reported	$ 61,595
	Pro forma	$ 60,572

Basic Earnings per share	As reported	$ 2.05
	Pro forma	$ 2.01

Fully diluted earnings per share	As reported	$ 2.00
	Pro forma	$ 1.97

Weighted-average fair value of options granted during the year	$ 7.70

The above pro-forma net income and earnings per share were computed using the fair value of granted options as at the date of grant as calculated by the Black-Scholes option method.  In order to perform the calculation the following weighted average assumptions were made for the fiscal year 2002:

2002

Risk-free interest rate	4.33%
Dividend yield	Nil
Volatility factor of the expected market price of the Company’s share capital	0.349
Term to maturity	2.38

NOTE 17 - CUMULATIVE TRANSLATION ADJUSTMENT

An analysis of the cumulative translation adjustment included in shareholders' equity is as follows:

	2002	2001	2000

Balance, beginning of year	$ (4,334)	$ (410)	$ 2,422

Translation of self-sustaining foreign operations	7,234	(3,924)	(3,668)
Translation of foreign loans hedging net investment
in foreign operations	-	-	836

Balance, end of year	$ 2,900	$ (4,334)	$ (410)

NOTE 18 - COMMITMENTS

a)

The Company has entered into long-term lease agreements bearing various expiry dates to the year 2012.  The minimum annual rentals exclusive of additional charges will be as follows:

Fiscal Year Ending	Amount

2003	$ 10,952
2004	10,300
2005	8,871
2006	5,876
2007	5,237

$ 41,236

b)

The Company has letter of credit facilities totalling $33,000 (2001 - $19,390) of which unaccepted letters of credit outstanding as at December 30, 2002 and 2001 amount to $22,152 and $6,578, respectively.

c)

Dorel Insurance Corporation, as required under the terms of its reinsurance agreement, has issued an irrevocable letter of credit in the amount of $4,500,000.

NOTE 19 - CONTINGENT LIABILITIES

The Company is involved in various legal actions and party to a number of other claims or potential claims that have arisen in the normal course of business, the outcome of which is not yet determinable.  In the opinion of management, based on information presently available, any monetary liability or financial impact of such lawsuits, claims or potential claims to which the Company might be subject would not be material to the consolidated financial position of the Company and the consolidated results of operations.

NOTE 20 - PRODUCT LIABILITY

The Company is insured for product liability by the use of both traditional and self-funded insurance to mitigate its product liability exposure.  The Company is insured for product liability by a third party insurer which is fully reinsured by the Company’s wholly owned subsidiary, Dorel Insurance Corporation, which functions as a captive insurance company.  The third-party insurance company’s coverage is limited to the fair value of the assets held by the captive insurance company.  The Company also has various excess insurance policies for product liability incidents which occurred prior to December 20, 2002.

The estimated product liability exposure was calculated by an independent actuary based on historical sales volumes, past claims history and management and actuarial assumptions.  The estimated exposure includes incidents that have occurred, as well as incidents anticipated to occur on units sold prior to December 30, 2002.  Significant assumptions used in the actuarial model include management’s estimates for pending claims, product life cycle, discount rates, and the frequency and severity of product incidents.

As at December 30, 2002, the Company’s total exposure related to current and future product liability incidents was estimated to range from $25,158 to $31,877.  The Company’s recorded liability of $27,222 and $13,300 as at December 30, 2002 and 2001, respectively, represents the difference between the Company’s total estimated exposure and the fair value of the assets held by the captive.

Funds Held by Ceding Insurer

Dorel Insurance Corporation, the captive insurance company, has entered into a reinsurance agreement whereby funds are withheld by the ceding insurer, for the purpose of payment of net losses related to product liability claims.  These funds bear interest at a rate of 1.64% per annum.

NOTE 21 - RESTRUCTURING COSTS

During 2000, the Company recorded a pretax charge of $9,737, associated with the merger and integration of Safety 1st, Inc.’s operations and plant facilities.  Included in this total were asset impairments of $4,354, severance and other employment related costs of $2,067, distribution consolidation costs of $2,852 and other costs of $464.  The consolidation of the distribution facilities and payment of the remaining severance and employment related costs were completed during 2002.  Accordingly there were no amounts recorded in accounts payable and accrued liabilities as at December 30, 2002.  At December 30, 2001, approximately $1,828 of restructuring costs were recorded in accounts payable and accrued liabilities.

NOTE 22 - INCOME TAXES

Variations of income tax expense from the basic Canadian Federal and Provincial combined tax rates applicable to income from operations before income taxes are as follows:

	2002		2001		2000

PROVISION FOR INCOME TAXES	$ 29,993	35.0%	$ 10,952	35.0%	$ 14,162	40.0%

ADD (DEDUCT) EFFECT OF:
Non-allowable amortization	-	-	2,640	8.4	1,597	4.5
Difference in effective tax rates of foreign subsidiaries	(2,761)	(3.2%)	(2,648)	(8.5)	(2,070)	(5.9)
Recovery of income taxes arising from the use of unrecorded tax benefits	(2,979)	(3.5%)	(6,127)	(19.6)	(8,571)	(24.2)
Other - net	(154)	(0.2%)	(86)	(0.2)	314	0.9

ACTUAL PROVISION FOR INCOME TAXES	$ 24,099	28.1%	$ 4,731	15.1%	$ 5,432	15.3%

The following presents the Canadian and foreign components of income from operations before income taxes and income tax expense for the years ended December 30:

	2002	2001	2000
Details of income from operations:

Domestic	$ 14,868	$ (59)	$ (8,653)
Foreign	70,826	31,352	44,059

Income from operations before income tax expense:	$ 85,694	$ 31,293	$ 35,406

Details of income tax expense:

Current
Domestic	$ 4,907	$ (1,208)	$ (314)
Foreign	14,481	235	9,703

	19,388	(973)	9,389
Future
Domestic	(208)	319	58
Foreign	4,919	5,385	(4,015)

	4,711	5,704	(3,957)

	$ 24,099	$ 4,731	$ 5,432

NOTE 23 - DISCONTINUED OPERATIONS

In December 2000, the Company adopted a plan to discontinue the operations of the Fort Smith, Arkansas wooden crib manufacturing facility and sell the existing assets.  Accordingly, the operating results of the Fort Smith, Arkansas facility have been classified  as discontinued operations in the accompanying consolidated statement of income.  All manufacturing operations in Fort Smith ceased during June 2001.  The Company recorded a loss on disposal from discontinued operations of $1,058 in 2001 resulting from higher-than-anticipated operating losses.  At December 30, 2001, the consolidated balance sheet includes $5,379 of inventory and $1,222 of capital assets relating to Fort Smith.  At December 30, 2002, the consolidated balance sheet includes approximately $600 of inventory relating to Fort Smith, which is expected to be sold during 2003.  All other activities related to the closure of this operation have been completed as at December 30, 2002.

In December 2000, the Company adopted a plan to discontinue the import and sale of strollers through its subsidiary company Dorel (U.K.) Limited.  Accordingly, the operating results for 2000 have been classified as discontinued operations in the accompanying consolidated statement of income.

On September 30, 2000, the Company sold capital assets and certain prepaid expenses of Infantino, Inc. in the amount of $1,187.  In addition, the purchaser was obligated to acquire the inventory from the Company at book value.  Inventory consigned to the purchaser totalled $1,221 and $3,724 in 2001 and 2000, respectively. Accordingly, the results of Infantino, Inc. have been classified as discontinued operations in the accompanying consolidated statement of income.

Operating results from discontinued operations are as follows:

	2001	2000

Sales	$ -	$ 36,311

Operating loss	-	(10,489)

Income tax benefit	-	2,534

Loss from discontinued operations	-	(7,955)

Pre-tax loss disposal of discontinued operations	(2,101)	(7,650)

Income tax benefit	1,043	2,937

Loss on disposal of discontinued operations	(1,058)	(4,713)

Discontinued operations – net of tax	$ (1,058)	$ (12,668)

Net assets of discontinued operations are as follows:

2001

Current assets	$ 6,600

Capital assets	1,222

Total assets of discontinued operations	$ 7,822

NOTE 24 - EARNINGS PER SHARE

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	2002	2001	2000

Weighted daily average number of Class “A” Multiple
and Class “B” Subordinate Voting Shares	30,097,165	28,159,026	28,124,956

Dilutive effect of stock options and share purchase warrants	642,073	409,540	392,225

Weighted average number of diluted shares	30,739,238	28,568,566	28,517,181

Number of anti-dilutive stock options or share purchase
warrants excluded from fully diluted earnings per share
calculation	100,000	200,000	411,000

Effective January 1, 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3500, “Earnings Per Share” which has been applied retroactively with the restatement of prior year comparative information.  This section requires the use of the treasury stock method to compute the dilutive effect of stock options and stock purchase warrants.  Adoption of the new recommendations as at January 1, 2001 did not have a significant impact on the diluted earnings per share.

NOTE 25 - STATEMENT OF CASH FLOWS

Net changes in non-cash working capital balances relating to continuing operations are as follows:

	2002	2001	2000

Accounts receivable	$ (950)	$ 2,320	$ 1,613
Inventories	12,831	(10,646)	(20,104)
Prepaid expenses	(5,798)	245	(4,541)
Accounts payable and accrued liabilities	24,931	2,042	17,310
Income taxes	15,208	(8,087)	(1,060)

Total	$ 46,222	$ (14,126)	$ (6,782)

Supplementary disclosure:
	2002	2001	2000

Interest paid	$ 9,342	$ 17,556	$ 14,525
Income taxes paid	$ 12,983	$ 1,546	$ 7,782
Income taxes received	$ 5,400	$ -	$ -

NOTE 26 - SEGMENTED INFORMATION

The Company’s significant business segments include:

-

Juvenile Products Segment:  Engaged in the design, manufacture and distribution of children’s furniture and accessories which include infant car seats, strollers, high chairs, toddler beds, cribs and infant health and safety aids.

-

Ready-to-Assembly Segment:  Engaged in the design, manufacture and distribution of ready-to-assemble furniture which include office and bedroom furniture, bookcases and storage solutions as well as entertainment and home theatre units.

-

Home Furnishings Segment:  Engaged in the design, manufacture and distribution of home furnishings which includes metal folding furniture, futons, step stools, ladders and other imported furniture items.

The accounting policies used to prepare the information by business segment are the same as those used to prepare the consolidated financial statements of the Company as described in Note 2.

The Company evaluates financial performance based on measures of income from continuing operations before interest income taxes, amortization of goodwill and special items.  Inter-segment sales were immaterial for the years ended December 30, 2002, 2001, and 2000.

Geographic Segments

	Sales			Capital Assets and Goodwill
	2002	2001	2000	2002	2001	2000

Canada	$ 157,153	$ 145,672	$ 141,409	$ 11,152	$ 11,800	$ 13,931
Unites States	708,850	682,417	553,491	214,224	219,429	230,396
Other foreign countries	126,070	88,680	62,640	25,667	18,761	10,584

Total	$ 992,073	$ 916,769	$ 757,540	$ 251,043	$ 249,990	$ 254,911

Industry Segments

	Total
	2002	2001	2000

Sales to customers	$ 992,073	$ 916,769	$ 757,540
Inter-segment sales	-	-	-

SALES	922,073	916,769	757,540

Costs of sales and operating expenses	860,969	810,516	661,907
Amortization	23,858	20,031	20,075

Earnings from operations	107,520	86,222	75,558

Interest	15,217	21,013	17,742
Income taxes	29,955	12,064	10,888
Product liability	-	20,000	2,300
Restructuring costs	-	-	9,737

Income from continuing operations before amortization of goodwill	$ 62,348	$ 33,145	$ 34,891

Total Assets	$ 539,637	$ 542,609	$ 564,642

Additions to Capital Assets	$ 15,817	$ 11,454	$ 15,064

Goodwill

The continuity of goodwill by business is as follows:

Balance, beginning of year	$ 151,624	$ 148,896	$ 12,911
Additions	-	7,924	141,083
Amortization	-	(7,990)	(4,708)
Foreign exchange and other	4,045	2,794	(390)

Balance, end of year	$ 155,669	$ 151,624	$ 148,896

Juvenile			Ready-to-Assemble			Home Furnishings
2002	2001	2000	2002	2001	2000	2002	2001	2000

$ 528,446	$ 503,892	$ 369,582	$ 257,513	$ 260,235	$ 273,447	$ 206,114	$ 152,642	$ 114,511
-	-	87	-	-	-	-	-	-

528,446	503,892	369,669	257,513	260,235	273,447	206,114	152,642	114,511

469,166	452,226	325,817	205,123	209,990	227,172	186,679	148,300	108,918
16,291	13,326	10,618	4,404	4,602	7,185	2,890	2,103	2,272

42,989	38,340	33,234	47,986	45,643	39,090	16,545	2,239	3,321

15,222	18,258	14,006	(1,789)	502	1,715	1,784	2,253	2,021
8,434	(3,786)	1,298	17,678	15,806	9,618	3,483	44	(28)
-	20,000	2,300	-	-	-	-	-	-
-	-	9,737	-	-	-	-	-	-

$ 19,333	$ 3,868	$ 5,893	$ 32,097	$ 29,335	$ 27,757	$ 10,918	$ (58)	$ 1,328

$362,992	$378,211	$382,529	$ 99,257	$ 85,563	$121,848	$ 77,387	$ 80,835	$ 60,265

$ 10,260	$ 8,484	$ 9,647	$ 5,064	$ 1,543	$ 3,006	$ 493	$ 1,427	$ 2,411

$ 147,202	$ 144,199	$ 7,939	$ 4,422	$ 4,697	$ 4,972	$ -	$ -	$ -
-	7,924	141,083	-	-	-	-	-	-
-	(7,715)	(4,433)	-	(275	(275)	-	-	-
4,045	2,794	(390)	-	-	-	-	-	-

$151,247	$147,202	$144,199	$ 4,422	$ 4,422	$ 4,697	$ -	$ -	$ -

	Total
	2002	2001	2000
Reconciliations:

Net Income
Total income from continuing operations before amortization
of goodwill for reportable segments	$ 62,348	$ 33,145	$ 34,891

Corporate expenses	753	(1,407)	209
Amortization of goodwill	-	7,990	4,708
Loss from discontinued operations	-	1,058	12,668

Net income	$ 61,595	$ 25,504	$ 17,306

Total Assets

Total assets for reportable segments	$ 539,637	$ 542,609	$ 564,642
Corporate assets	70,486	25,965	11,402

Total assets	$ 610,123	$ 568,574	$ 576,044

Concentration of Credit Risk

Sales to major customers were concentrated as follows:

	Canada			United States			Foreign
	2002	2001	2000	2002	2001	2000	2002	2001	2000

Juvenile	1.2%	1.3%	0.8%	30.8%	29.4%	32.2%	-	-	-
Ready-to-Assemble	4.9%	5.0%	7.8%	16.2%	17.5%	16.8%	-	-	-
Home Furnishings	5.3%	5.8%	4.9%	6.5%	6.9%	4.5%	3.7%	3.7%	0.8%

NOTE 27 - SUBSEQUENT EVENT

On January 29, 2003, the Company signed a share purchase agreement to purchase the shares of AMPA Group, a juvenile products manufacturer located in Cholet, France, for a total consideration of approximately $245,000, including acquisition costs.  This acquisition will be financed by the issuance of $110,000 Senior Guaranteed Notes, the use of unused banking facilities and cash.  The Company is presently in the process of allocating the cost of the purchase to the net assets acquired.

NOTE 28 - UNITED STATES ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in the case of the Company, conform in all material respects with those in the United States (U.S. GAAP) and with the requirements of the Securities and Exchange Commission (SEC), except as follows:

Deferred Charges

Canadian GAAP allows for the deferral and amortization of development costs if specific criteria are met.  Under U.S. GAAP all costs classified as development costs are expensed as incurred.

Deferred Income Taxes

In 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3465, “Income Taxes” which were applied retroactively without restating prior years.  These new standards substantially conform to those in the United States as contained in SFAS No. 109, “Accounting for Income Taxes”.  Prior to 2000, under Canadian GAAP, income taxes were recorded under the deferred method which provided for tax allocation on differences between accounting income and taxable income for the period using the tax rates and regulations existing for that year.

Pension Plans and Post Retirement  Benefits Other than Pensions

In 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3461, “Employee Future Benefits” which were applied retroactively without restating prior years.  These standards substantially conform to those in the United States.  Prior to 2000, post-retirement benefits other than pensions were generally charged to operations as incurred.

Under U.S. GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability.  Any portion of this additional liability that relates to unrecognized past service cost is recognized as an intangible asset which the remainder is charged to other comprehensive income.  Canadian GAAP has no such requirement to record a minimum liability.

Accounting for Derivative Instruments and Hedging Activities

SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative instruments, including those embedded in other contracts, be recorded on the balance sheet at their fair value.  Changes in the fair value of derivatives are recorded each period in income from operations or other comprehensive income depending on the intended use of the derivative, its resulting designation and its effectiveness.  If a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, an offset to income from operations is available but only to the extent that the hedge is effective.  The ineffective portion of the change in fair value of a derivative instrument that meets the hedge criteria is recognized in current income from operations.

Goodwill

Under Canadian GAAP, certain incremental costs incurred in connection with an acquisition were allowed to be included in either the allocation of the purchase price to the acquired assets and liabilities, or in the results of the Consolidated Statement of Income.  U.S. GAAP requires that certain incremental costs be included as part of the purchase price allocation and resulting goodwill.

Income Before Amortization of Goodwill

Under Canadian GAAP, recently issued Section 1581 “Business Combinations” permits amortization of goodwill to be presented  net-of-tax on a separate line in the Consolidated Statement of Income.  This presentation is not currently permitted under U.S. GAAP.

Stock Options

The United States Financial Accounting Standards Board has issued standard SFAS No. 123 for accounting for stock based compensation.  The Company has elected to continue to account for its stock-based compensation plan under the guidelines of Accounting Principles Board Opinion No. 25 for purposes of reconciliation to U.S. GAAP; however, additional disclosure as required by the guidelines of SFAS No. 123 is included below.

In accordance with Company policy, the exercise price of the Company’s employee stock option equals the market price of the underlying stock on the date of grant.  Accordingly, under the rules of APB 25, no related compensation expense was recorded in the Company’s results of operations for U.S. GAAP purposes.

If the Company had elected to recognize compensation costs based on the fair value at the date of grant, consistent with the provisions of SFAS No. 123, the Company’s net income and earnings per share would have been reduced to the following pro-forma amounts:

	2002	2001	2000

Pro-forma income from continuing operations for U.S. GAAP	$ 59,723	$ 20,165	$ 25,696
Loss from discontinued operations	-	(1,058)	(12,668)

Pro-forma net income for U.S. GAAP	$ 59,723	$ 19,107	$ 13,028

Pro-forma earnings per share:

Basic

Pro-forma income from continuing operations	$ 1.99	$ 0.72	$ 0.91
Pro-forma net income	$ 1.99	$ 0.68	$ 0.46

Fully Diluted

Pro-forma income from continuing operations	$ 1.94	$ 0.71	$ 0.90
Pro-forma net income	$ 1.94	$ 0.67	$ 0.46

The above pro-forma net income and earnings per share were computed using the fair value of granted options as at the date of grant as calculated by the Black-Scholes option method.  In order to perform the calculation the following weighted average assumptions were made for fiscal years 2002, 2001 and 2000:

	2002	2001	2000

Risk-free interest rate	$ 59,723	$ 20,165	$ 25,696
Dividend yield	Nil	Nil	Nil
Volatility factor of the expected market price of the Company’s
share capital	0.349	0.354	0.348
Term to maturity	2.38	1.67	2.80

Retained Earnings

Under Canadian GAAP, stock issue costs  are shown as an adjustment to retained earnings.  Under U.S. GAAP, the carrying amount of capital stock is shown net of issue costs.

The following table reconciles the net income as reported on the consolidated statement of income to the net income that would have been reported had the financial statements been prepared in accordance with the United States Accounting Principles and the requirements of the SEC:

	2002	2001	2000

Income from continuing operations in accordance with Canadian GAAP	$ 61,595	$ 26,562	$ 29,974

Adjustments to reconcile financial statements to U.S. GAAP:

Deferred product development costs	(1,648)	(3,964)	(2,275)
Accounting for derivatives	332	(2,264)	(366)
Goodwill amortization	-	(402)	(123)
Interest expense	-	(675)	-
Income taxes	467	2,583	(420)

	(849)	(4,722)	(3,184)

Cumulative effect of change in adopting SFAS No. 133. “Accounting for Derivative Instruments and Hedging Activities”, net of income taxes
	-	(665)	-

	(849)	(5,387)	(3,184)

Income from continuing operations in accordance with U.S. GAAP	$ 60,746	$ 20,117	$ 14,122

Earnings per share:

Basic

Income from continuing operations	$ 2.02	$ 0.75	$ 0.95
Net income	$ 2.02	$ 0.71	$ 0.50

Fully Diluted

Income from continuing operations	$ 1.98	$ 0.74	$ 0.94
Net income	$ 1.98	$ 0.70	$ 0.50

The following summarizes the balance sheet amounts in accordance with U.S. GAAP where different from the amounts reported under Canadian GAAP:

	2002	2001

Deferred charges	$ 2,743	$ 187
Goodwill	157,370	157,318
Other assets	12,931	-
Deferred income tax asset – net long term	1,182	1,632
Accounts payable and accrued liabilities	143,248	104,907
Other Long-term liabilities	3,191	-
Capital stock	134,667	61,234
Retained earnings	207,118	147,682
Minimum pension adjustment	(6,263)	-
Cumulative translation adjustment	2,565	(4,279)

	2002	2001
The components of deferred taxes are as follows:

Current deferred income tax assets:

Reserves and allowances	$ 11,081	$ 10,877
Other	33	318

Net Current Deferred Income Tax Assets	$ 11,114	$ 11,195

Long-term deferred income tax assets:

Employee pensions	$ 4,610	$ 2,232
Share issue costs	773	74
Development costs	1,773	2,027
Operating loss carry forwards	3,074	8,385
Derivatives	1,393	1,501
Other	438	151

Total long-term deferred income tax liabilities	12,061	14,370

Long-term deferred income tax liabilities:

Employee pensions	154	131
Capital assets	7,950	11,363
Intangible assets	2,775	1,244

Total long-term deferred income tax liabilities	10,879	12,738

Net Long-Term Deferred Income Tax Assets	$ 1,182	$ 1,632

The Company’s Statement of Cash Flows determined in accordance with U.S. GAAP would be as follows:

	2002	2001	2000

Operating activities	$ 121,592	$ 40,451	$ 45,287
Financing activities	(71,414)	(36,534)	(15,169)
Investing activities	(17,763)	10,778	(18,600)
Net cash used in discontinued operations	-	(3,675	(10,557)
Effect of exchange rates on cash	3,395	950	(374)

Increase in cash and cash equivalents	$ 35,810	$ 11,970	$ 587

Comprehensive Income

The United States Financial Accounting Standards Board has issued, SFAS No. 130, “Reporting Comprehensive Income”.  For the Company, the principal difference between net income, as historically reported in the consolidated statement of income and comprehensive income, is foreign currency translation recorded in shareholders’ equity and minimum pension liability not yet recognized as a net periodic pension cost.  Comprehensive income is as follows:

	2002	2001	2000

Net income in accordance with U.S. GAAP	$ 60,746	$ 20,117	$ 14,122

Foreign currency translation adjustments	4,702	(2,623)	(1,893)

Minimum pension liability adjustments	(6,263)	-	-

Cumulative effect of change in adopting SFAS
No. 133 “Accounting for Derivative Hedging
Instruments and Activities”, net of income taxes	-	(413)	-

Realization of deferred amounts net of income taxes	-	413	-

Comprehensive income	$ 59,185	$ 17,494	$ 12,229

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION

AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of financial position and results of operations (“MD & A”) should be read in conjunction with the Consolidated Financial Statements of the Company’s fiscal years ended December 30, 2002, 2001 and 2000 as well as the notes to the financial statements.  Please note that all figures contained in this MD & A exclude the amortization of goodwill that is included in the 2001 figures. This exclusion allows the reader greater comparability when comparing year over year results. More information on goodwill and its related amortization can be found in the accompanying financial statements.

Subsequent to year end, the Company made two major announcements that the reader of this MD & A should consider as they will materially affect the Company’s results and the way they are reported in 2003. Firstly, Dorel announced that it will be modifying the way in which it will report its operating segments going forward. The Ready-to-Assemble and Home Furnishing segments are to be combined into one segment that will be referred to as Home Furnishings. Over the past number of years the operating units within these two segments have become increasingly integrated in the way they are operated and in the way they are reported internally. This change is in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which considers the similar nature of the customers, products, production processes and distribution channels employed by the business units that make up these two segments.

Secondly, in February 2003 Dorel acquired juvenile products manufacturer Ampa Group of Cholet, France, for approximately US$245 million. Founded in 1875, Ampa is a privately-held organization universally known in France through its major brands: Bébé Confort, Babidéal, MonBébé and Baby Relax. The Company’s brands are extremely well-recognized and have gained wide acceptance from consumers for their high quality, broad and innovative product lines that incorporate state-of-the-art features and up-to-date fashion. The Ampa Group or Bébé Confort, as it is widely known throughout much of Europe, is a leading force in the French market with long-established distribution channels through independent retailers and mass merchants. Products, in all price categories, include prams, strollers, car seats, high chairs, beds, play yards, safety aids, apparel as well as feeding accessories.

Ampa sales for its fiscal year ended September 30, 2002 were approximately $US187 million. It has manufacturing facilities in France, Italy and Portugal and employs over 1,000 people. They are an ideal addition to Dorel’s existing European operations. Dorel currently has a significant market position in the Netherlands, Germany, the UK and Belgium. On the other hand, Ampa is strong mainly in France, Spain, Italy and Portugal. The strategic benefits of this purchase are therefore highly significant.  A large portion of Bébé Confort’s products are currently manufactured in their own European factories, backed by lines of imported products. This combination will be a forceful one for future product development and in gaining additional market share.

CORPORATE OBJECTIVES, CORE BUSINESSES AND STRATEGIES

Overview

Dorel Industries’ goal is to be one of the premier consumer products companies in North America and Europe. The Company carries out its business in three distinct product areas; Juvenile Products, Ready-to-Assemble (RTA) Furniture and Home Furnishings. These segments consist of several operating divisions or subsidiaries.  Each is managed independently by a separate group of managers.  Management of the Company coordinates the businesses of each segment and maximizes cross-selling, cross-marketing, procurement and other complementary business opportunities.

The Juvenile segment operates as the Dorel Juvenile Group (DJG) and comprises DJG USA, DJG Canada and DJG Europe. The principal brand names of DJG are Cosco and Safety 1st in North America and Maxi-Cosi, Quinny and Safety 1st in Europe. In addition, the Company has licensing agreements with well-recognized brand names such as Eddie Bauer and Looney Tunes. The RTA segment consists of Ameriwood Industries and Ridgewood Industries both based in North America, and sells under the Ameriwood, Ridgewood and Charleswood brand names. The Home Furnishings segment includes Cosco Home & Office Products which has a licensing agreement with the Samsonite luggage company, Dorel Home Products and Dorel Asia.

The Company’s head office is based in Montreal, Quebec, Canada. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. European operations are headquartered in Helmond, Holland with major sales offices in the United Kingdom, Germany and France. The Company’s imported furniture business is carried out through Dorel Asia based in Hong Kong. As of December 30, 2002 Dorel employed approximately 3,500 people in nine countries. The Ampa acquisition brings the total number of Dorel employees to 4,500 in fourteen countries.

Dorel’s ultimate goal is to satisfy consumer needs while achieving maximum financial results for its stakeholders. This is accomplished by emphasizing high quality products that are accessible to all consumers and by continually investing in new product development. The Company’s growth has resulted from both increasing sales of existing businesses and by acquiring businesses that Management believes add value to the Company. Recent key and strategic acquisitions include Quint BV (based in Europe) in 2001, Safety 1st in 2000, Ameriwood Industries in 1998, and subsequent to year-end Ampa Group in February, 2003.

Sales Philosophy and Channels of Distribution

Dorel conducts its business through a variety of sales and distribution arrangements.  These consist of salaried employees; individual agents who carry the Company's products on either an exclusive or non-exclusive basis; individual specialized agents who sell products, including Dorel's, exclusively to one customer such as a major discount chain; and sales agencies which themselves employ their own sales force. While retailers carry out the bulk of the advertising of Dorel’s products, the Juvenile Products Segment does advertise and promote its products through the use of advertisements in specific magazines and multi-product brochures.

Dorel believes that its commitment to providing a high quality, industry-leading level of service has allowed it to develop particularly successful and mutually beneficial relationships with major retailers.  As an example of this commitment to service, the Company has been awarded more than 40 Awards of Excellence from its major customers since 1992. This level of customer satisfaction has been achieved by fostering particularly close contacts between Dorel’s sales representatives and the customers.  To this end, permanent, full-service agency account teams dedicated exclusively to certain major accounts have been established.  These dedicated account teams provide these customers with the assurance that inventory and supply requirements will be met and that any problems will be immediately addressed.

Dorel believes that the trend among its mass merchant customer base to buy from fewer but larger suppliers who are capable of delivering a wide range of products, provide greater security of supply and render increased levels of service, will continue.  The ability to deliver a wide range of products on a reliable basis, combined with a demonstrated commitment to service, provides an important competitive advantage in this environment. These relationships with major accounts have the additional benefit of providing important feedback that is used to improve product offerings and to respond rapidly to changing market trends.

Segments

Juvenile Products Segment

The Juvenile Products Segment manufactures and imports products such as infant car seats, strollers, high chairs, toddler beds, playpens, swings and infant health and safety aids. Dorel is among the three largest juvenile products companies in North America along with Graco (a part of the Newell Group of companies) and Evenflo Company Inc.

Although Dorel manufactures and sells juvenile products at all price levels  - entry level to high-end price points - Dorel's products are designed for consumers whose priorities are safety and quality at reasonable prices. Its products are sold principally through mass merchants, department stores and hardware/home centres.  In recent years, licensing agreements with well-recognized brand names have accelerated the entry into the higher priced juvenile products market. In Europe, Dorel also sells higher-end juvenile products to boutiques and smaller stores along with major European chains.

RTA Furniture Segment

RTA furniture is manufactured and packaged as component parts and is assembled by the consumer. Dorel's RTA Furniture Segment produces office furniture, metal and wood home office furniture, computer tables, microwave stands, entertainment and home theater units. Dorel is one of the four largest producers of RTA furniture in North America, along with Bush Industries, O’Sullivan Industries and Sauder.

RTA furniture, by its nature, is a reasonably priced alternative to traditional wooden furniture and as such is sold mainly to mass merchants, office superstores and hardware/home centers.

Home Furnishings Segment

The Home Furnishings Segment produces metal folding furniture, futons, step stools, ladders and other imported furniture items.  This segment capitalizes on the chains of distribution established by the other segments of Dorel’s business and sells to the same types of customers.

The home furnishings industry segment that Dorel competes in is characterized by a large number of smaller competitors. As such, there is little market share information available that would determine the Company’s size or performance in relation to its competitors.

Other

Dorel is the sole owner of all patents and manufacturing licenses for its products.  The loss of any one of these patents would not adversely impact Dorel's operations. In 2002, 91% of Dorel's sales were in North America and 9% were in Europe and elsewhere. Generally, retail sales of Dorel products are not subject to major seasonal variations.  However, sales in the RTA Furniture Segment tend to be stronger in the second half of the year. Quality control is an essential part of Dorel's competitive position.  Dorel’s products are designed and developed to exclusive specifications and rigid safety standards, particularly as regards to the Juvenile Products Segment.

RESULTS OF OPERATIONS – 2002 COMPARED TO 2001

Overview

Below is a summary of several financials that provide a view of the Company’s operations in 2002 versus 2001:

______________________________________________________________________________________________

	2002		2001
		% of sales		% of sales	% change

Sales	$ 992,073	100.0%	$ 916,769	100.0%	8.2%
Earnings from Operations before one-time charges	$ 107,520	10.8%	$ 86,222	9.4%	24.7%
Income from continuing operations before
one-time charges (1)	$ 61,595	6.2%	$ 46,954	5.1%	31.2%

Net income (excluding goodwill amortization)	$ 61,595	6.2%	$ 33.494	3.7%	83.9%

EBITDA (2)	$ 120,983	12.2%	$ 98,914	10.8%	22.3%

Diluted EPS from continuing operations
before one-time charges (3)	$ 2.00		$ 1.64		22.0%

Notes

(1)

calculated as income (excluding goodwill amortization) from continuing operations plus one-time charges net of tax

(2)

calculated as income (excluding goodwill amortization) from continuing operations before income taxes plus interest, amortization and one-time charges

(3)

calculated as diluted EPS (excluding goodwill amortization) plus one-time charges, net of tax, per share

Results by Quarter

	Quarter Ended
($ in thousands except per share amounts)	31-Mar-02	30-Jun-02	30-Sep-02	30-Dec-02	Totals

Sales	$ 254,983	$ 239,992	$ 256,110	$ 240,988	$ 992,073
Cost of sales	195,220	184,370	196,637	184,197	760,423
Gross profit	59,763	55,622	59,473	56,791	231,650
as a percent of sales	23.4%	23.2%	23.2%	23.6%	23.4%
Expenses
Operating	26,750	24,725	26,324	29,171	106,969
Amortization	5,979	6,045	6,119	6,707	24,850
Research and development costs	1,086	1,585	1,503	(475)	3,698
Interest on long-term debt	3,239	2,228	2,492	2,027	9,987
Other interest	(24)	151	212	112	452
Total expenses	37,030	34,734	36,650	37,542	145,956

Income before taxes	22,733	20,888	22,823	19,249	85,694
as a percent of sales	8.9%	8.7%	8.9%	8.0%	8.6%

Income taxes	7,005	5,992	6,478	4,624	24,099

Net income	15,728	14,896	16,345	14,625	61,595
as a percent of sales	6.2%	6.2%	6.4%	6.1%	6.2%

Earnings per share
Basic	$ 0.56	$ 0.50	$ 0.52	$ 0.47	$ 2.05
Diluted	$ 0.55	$ 0.49	$ 0.51	$ 0.46	$ 2.00

	Quarter Ended
($ in thousands except per share amounts)	31-Mar-01	30-Jun-01	30-Sep-01	30-Dec-01	Totals

Sales	$ 245,150	$ 218,619	$ 233,528	$ 219,472	$ 916,769
Cost of sales	190,368	168,778	183,927	175,050	718,123
Gross profit	54,782	49,841	49,601	44,422	198,646
as a percent of sales	22.3%	22.8%	21.2%	20.2%	21.7%

Expenses
Operating	23,464	22,397	22,276	29,027	97,164
Amortization	7,742	7,971	8,092	5,353	29,158
Research and development costs	1,007	1,209	907	(554)	2,569
Product liability	-	-	-	20,000	20,000
Interest on long-term debt	5,112	4,659	4,404	3,468	17,643
Other interest	196	113	261	249,	819
Total expenses	37,521	36,349	35,940	57,544	167,354

Income before taxes	17,261	13,492	13,661	(13,122)	31,292
as percent of sales	7.0%	6.2%	5.8%	-6.0%	3.4%
Income taxes	5,129	3,437	3,332	(7,168)	4,731
Net earnings from continuing operations	12,132	10,055	10,329	(5,954)	26,562
as percent of sales	4.9%	4.6%	4.4%	-2.7%	2.9%

Loss from discontinued operations	-	-	-	(1,058)	(1,058)
Net income	12,132	10,055	10,329	(7,012)	25,504
as percent of sales	6.4%	6.0%	5.6%	-4.0%	3.6%

Earnings per share from continuing operations
Basic	$ 0.43	$ 0.36	$ 0.37	$ (0.21)	$ 0.94
Diluted	$ 0.43	$ 0.35	$ 0.36	$ (0.21)	$ 0.93
Earnings per share – Net income
Basic	$ 0.43	$ 0.36	$ 0.37	$ (0.25)	$ 0.91
Diluted	$ 0.43	$ 0.35	$ 0.36	$ (0.25)	$ 0.89

Segments

Dorel’s segmented results are summarized below:

	2002		2001		Change
	$ (‘000)	% of sales	$ (‘000)	% of sales	$ (‘000)%
Juvenile
Sales	528,446	100.0%	503,892	100.0%	24,554	4.9%
Gross profit	129,541	24.5%	115,881	23.0%	13,660	11.8%
Operating expenses	68,146	12.9%	62,945	12.5%	5,201	8.3%
Amortization	16,291	3.1%	13,326	2.6%	2,965	22.2%
Research and development	2,115	0.4%	1,270	0.3%	845	66.5%
Earnings from operations	42,989	8.1%	38,340*	7.6%	4,649	12.1%
*before one-time charges

Ready-to-Assemble
Sales	257,513	100.0%	260,235	100.0%	(2,722)	-1.0%
Gross profit	67,763	26.3%	66,120	25.4%	1,643	2.5%
Operating expenses	14,363	5.6%	14,861	5.7%	(498)	-3.4%
Amortization	4,404	1.7%	4,602	1.8%	(198)	-4.3%
Research and development	1,010	0.4%	1,014	0.4%	(4)	-0.4%
Earnings from operations	47,986	18.6%	45,643	17.5%	2,343	5.1%

Home Furnishings
Sales	206,114	100.0%	152,642	100.0%	53,472	35.0%
Gross profit	34,346	16.7%	16,687	10.9%	17,659	105.8%
Operating expenses	14,338	7.0%	12,060	7.9%	2,278	18.9%
Amortization	2,890	1.4%	2,103	1.4%	787	37.4%
Research and development	573	0.3%	285	0.2%	288	101.1%
Earnings from operations	16,545	8.0%	2,239	1.5%	14,306	638.9%

Note:  In 2002, the Company changed the structure of its internal organization with respect to the manufacture and sale of metal and wood furniture previously reported within the Home Furnishing segment.  These products are now considered part of the Ready-to-Assemble (RTA) segment.  Accordingly, results for the prior year as previously reported have been restated to reflect this change.

Juvenile

One of the most significant events in the Juvenile segment in 2002 was the appointment of Mr. Bruce Cazenave as President and CEO of the Dorel Juvenile Group (DJG) North America, effective May 1, 2002. Mr. Cazenave assumed responsibility for Dorel’s North American Juvenile Products business. Prior to his joining Dorel, Mr. Cazenave was President and CEO of a large privately owned manufacturer and marketer of candles and home decor accessories. He was previously with The Timberland Company, and Bruce spent 15 years at Black & Decker Inc. Mr. Cazenave is a graduate of Johns Hopkins University and George Washington University where he obtained a Master of Science Degree in Operations Research in 1978.

With a focus on safety, fashion and convenience, Dorel launched its most exciting and complete line of juvenile products ever during the year, as well as a wide range of branded products under the Eddie Bauer license.

A highlight was Dorel’s LATCH (Lower Anchors and Tethers for Children) System car seat line, representing one of the most important car seat safety innovations in over a decade. Additional items included a variety of products ranging from safer, more comfortable booster car seats, to radio child monitors, to lighter strollers, high chairs and walkers. To further enhance product development, all product development, with the exception of car seats, was consolidated at the Safety 1st location in Canton, Massachusetts.

Sales in the Juvenile Segment grew by 5% in 2002. Almost all of the sales growth was internal, coming both from Europe and North America. In North America, growth came principally in car seats, whereas in Europe, the growth was driven by the line of Quinny strollers. Juvenile margins were up versus last year with both Europe and North America contributing to the increase. In North America, a great deal of emphasis was placed on controlling customer deductions for such things as returns and other allowances. In both North America and Europe, duplicate expenses incurred in 2001 in connection with revamped distribution networks were eliminated.

Operating costs in 2002 increased by $5.2 million over 2001 due mainly to higher expenses related to product liability and other legal costs. Though on plan, these costs were higher than the prior year. Amortization increased over 2001, the majority of the increase due to higher amortization on molds and deferred research and development costs. Research and development expense increased in 2002. In fact, true spending for the Company as a whole was $9.1 million (2001 - $9.9 million) of which $3.7 million (2001 - $2.6 million) was expensed and $5.4 million (2001 - $6.9 million) was deferred and is being amortized to operations on a straight-line basis over a period of two years. Related amortization amounted to $3.8 million (2001- $2.7 million). The majority of this spending was in the Juvenile segment.

All of the above factors translated into an increase of over 12% in earnings from operations in the Juvenile Segment in 2002.

At the beginning of 2002, the Company had provided guidance for 2002 of sales to reach between $525 and $575 million and earnings from operations to range between 7.5% and 8.5% of sales. In April, the profitability guidance was increased to 8.5% to 9.5% of sales. The final actual figure was earnings from operations of 8.1% of sales. The main reasons for the shortfall in the final figure was some unforeseen retail softness seen in the fourth quarter in North America as well as lower than expected results in Europe. The lower results in Europe were caused by both a soft economy and some supply problems. The supply problems were addressed in the year and should not be a negative factor going forward.

For 2003, it was announced on January 28, 2003 that the Juvenile Segment was expected to record sales of between $560 and $600 million and earnings from operations of between 9.5% and 10.5% of sales. It was stated that improvements were expected in Europe and North America and that sales growth was expected to be outpaced by earnings as operations should improve due to Management’s considerable emphasis on improving margins, cutting costs and leveraging purchasing power. Subsequent to that guidance the acquisition of Ampafrance, a juvenile products Company in France was announced. The addition of Ampafrance is expected to add sales in the region of $150 million and increase the earnings as a percentage of sales to over 11%.

Ready-to-Assemble

The Ready-to-Assemble (RTA) furniture industry had a difficult year in 2002. Many competitors were hurt by several large bankruptcies in the last few years as well as increased competition from overseas suppliers, mainly from the Orient, who continue to bring in other types of furniture to compete with traditional RTA items. As traditional RTA furniture cannot be profitably produced and imported from the Orient, these competitive items featured metal and glass as well as wood components. To combat this, Ameriwood introduced several collections in the year featuring exciting new finishes and hardware. In addition, furniture collections incorporating stylish metal and wood components were shown.

Unlike our publicly traded competitors, the RTA Segment posted increased profitability in 2002 compared to 2001 despite a 1% decrease in sales In fact, unit sales were actually up but price reductions had the effect of decreasing sales in absolute dollars by approximately $8 million. Despite the pricing pressure, margins were up and costs were down resulting in a 5% increase in earnings from operations. This performance was achieved despite a large RTA customer remaining in bankruptcy protection throughout the year.

This impressive performance came from several key areas. Firstly, margins increased by 9/10ths of a percentage point. Raw material costs continued to hover at all-time low levels. Particle board costs, which make up substantially all of the raw material of RTA products, began to drop in 2000 and stayed low throughout 2002. Efficiencies were also up over 2001 due to a philosophy of continual improvement at the RTA plants. Operating costs decreased by $0.5 million and as a percentage of sales, also dropped to 5.6% from 5.7% the year before. Amortization dropped in 2002 due to minimal capital spending in 2002 and 2001. In fact, over the past three years, net capital spending has averaged $3.2 million per annum.

In 2002, it was expected that the RTA segment would achieve sales of between $270 and $285 million and earnings from operations of between 16.5% and 17.5% of sales. Actual results were sales of $258 million with earnings from operations of 18.6%. While the failure to improve sales during 2002 was disappointing, the segment was able to achieve its earnings target.

Home Furnishings

Home Furnishings continued to benefit from continued strength in demand for futons and a successful program that significantly lowered the cost structure of its Montreal operations. The futon business had its most profitable year in its history. Dorel Asia continued to grow as an important part of the business. The ability of Dorel to source product from Asia for several large customers proved to be very successful. As retailers looked more and more to Asia for furniture and related products, this part of Dorel’s business was able to successfully capture some of this growing market and accounted for nearly a third of the segment’s profits. Imported furniture items, such as inexpensive leather recliners, were an important part of the new product introductions throughout the year. Sales at Cosco Home & Office, Dorel’s Home Furnishings operations in the U.S. increased in 2002, driven by sales of ladders and folding tables and chairs, and accounted for the last third of the segment’s profits. Several new storable tables and an innovative line of stackable chairs with a unique European look were introduced in the year. During the fourth quarter, Cosco entered into a licensing agreement with the Samsonite Corporation for items targeted at the office furniture market. Also in the year, the Company’s facility in Cartersville, Georgia was closed and the production of step stools was shifted to the Orient.

Margins for the year improved to 16.7% from 10.9% in the prior year. As detailed above, the majority of the improvement came at Dorel Home Products with the changes made there, but Cosco Home & Office also improved margins through a better mix of products. Operating costs increased by $2.3 million but the percentage of sales dropped to 7.0% from 7.9%. This is due to the fact that the increases came only in variable selling costs while fixed costs were held constant. Amortization also increased by $0.8 million.This was due to accelerated amortization on production machinery at Dorel Home Products that is being phased out with the continued increase in the imported components of the futons that are assembled there.

As a result of the above, Home Furnishings Segment sales were up 35% in 2002 and earnings jumped from $2.2 million to $16.5 million.

In 2002 preliminary guidance called for sales of between $165 and $175 million and earnings from operations of 4% to 5% of sales. Actual results of sales of $206 million with earnings of 8% of sales, were obviously higher than originally forecasted. All three of the businesses exceed expectations. Cosco Home & Office ladders introduced in 2001 as well as folding furniture far exceeded plan. The growth of Dorel Asia and the scope of the improved profitability at Dorel Home Products all contributed to the much better than expected results.

For 2003, the newly combined (as described previously) Home Furnishings segment should record sales of between $500 and $550 million with earnings from operations of between 13% to 14% of sales. Imports are becoming a larger part of the segment and will continue to drive sales growth. The dramatic pace of improvement in the futon business will be more modest, but all three of the other units within the group are expected to show strong growth in sales and earnings. A much greater effort is being made within the RTA manufacturing operations to open new accounts and to develop new product lines for markets where in the past Dorel has not competed. These factors, along with the expected improvements in purchasing, should allow this segment to show growth over 2002.

Other Expenses

Interest in 2002 was down from 2001 as improved cash flow and the funds received from a stock issuance in May reduced debt levels significantly throughout the year.

Corporate expenses increased to $11.4 million versus $8.5 million over the prior year and reflect a more active head office function as the Company continues to grow. Income taxes jumped to $24.1 million from $4.7 million based on the Company’s much improved pre-tax income. Dorel’s tax rate increased in 2002 from 12% to 28%. The increase in the effective tax rate is attributable to the proportionate change in pre-tax profits in the different tax jurisdictions in which Dorel operates.

One-Time Charges

There were no one-time charges in fiscal 2002.

A one-time charge of $20.0 million was taken in 2001 as described below.

A one-time product liability cost of $2.3 million was incurred in 2000 in connection with the establishment of a new self-insurance program for a portion of Dorel's insurance coverage. This program became much larger late in 2001 due to drastic increases in insurance costs resulting from a series of events that significantly impacted insurance companies in general. Dorel made a strategic decision to become less reliant on traditional insurance by increasing its self-insurance product liability program and lessening its dependence on third-party insurers. This change in policy was due to the unprecedented tightening of insurance markets that resulted in exorbitant increases in premiums and required retention levels. The one-time charge of $20.0 million, was based on the Company’s latest actuarial reports and was not related to specific cases. Rather it was a general provision required as part of increased self-insurance to address the potential liability risks and associated costs of the Company’s products currently in the market place. Dorel’s success in becoming the market share leader of children’s car seats had resulted in a significant increase in the amount of its car seats that are in use. In fact, over the past six years leading up to the 2001 charge, there had been an almost fivefold increase in the Company’s car seat sales.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

During 2002, cash flow from operations was $126.9 million as compared to $47.2 million in 2001. This represented an increase of $79.7 million. Free cash flow, defined as cash flow from operations less investing activities, improved to $103.8 million from $51.2 million. 2002 accounts receivable collections and inventory turns were better than at any time in recent years. This improved cash flow management, combined with the US$75.O million of cash received for shares issued during the year resulted in significant debt reduction. Total debt, net of cash, decreased by US$178 million to only US$39 million from US$217 million at the end of 2001.

Inventory turns, which improved from 4.4 to 4.9 in 2001 again rose to 5.2 in 2002. As stated in the 2001 MD & A, it is the Company’s goal to increase that figure to 6 turns and we remain committed to that goal.

The Company reinvested, net of disposals, $23.1 million in various capital projects, principally capital assets and deferred research and development costs. This compares to $23.7 million in 2001.

Balance Sheet

The Company’s balance sheet strengthened in 2002 as evidenced by the drop in borrowings and the increase in cash as detailed above. The debt to assets ratio dropped from 0.38 in 2001 to 0.05 at the end of 2002 and the debt to equity ratio improved to 0.26 from 1.11 in 2001. These ratios at the end of 2002 are the lowest that they have been since the Company became publicly traded in 1987.

On June 22, 2001, Dorel entered into an agreement with a third party to sell $30.0 million of eligible accounts receivable at a discount. Under this agreement, the Company acts as the servicer of the receivable and is permitted to sell, on a revolving basis, additional eligible accounts receivable to the extent amounts are collected on previously sold receivables. This agreement was renewed in 2002 and as of December 30, 2002, $30.0 million of accounts receivable were sold under this agreement and this amount is excluded from the accounts receivable balance. The Company also recorded a retained interest in the sold receivables representing the estimated fair value retained at the date of sale. At December 30, 2002, the retained interest totalled $750,000.

On May 22, 2002 Dorel completed a previously-announced agreement with a syndicate of underwriters led by CIBC World Markets Inc. under which the underwriters agreed to buy and sell to the public up to 3 million of Dorel’s Class B Subordinate Voting Shares at a price of CAN$38.50 per share. Dorel issued 2,929,200 shares from treasury for gross proceeds to the Company of CAN$112.8 million. The net proceeds of US$72.4 million from the offering was used by Dorel to reduce bank indebtedness.

In July 2002, the Company sold, through one of its subsidiaries, U.S. $50.0 million in principal amount of 6.80% Series A Senior Guaranteed Notes due July 26, 2012. The net proceeds from the sale of the Notes was used to repay floating debt that was outstanding at the time. Under the terms of the Note issuance agreement, Dorel may issue up to U.S. $50.0 million of additional Notes on or before July 26, 2005. The Notes were purchased by a group of institutional investors led by The Prudential Insurance Company of America.

Working capital at the end of 2002 was $173.8 million compared to $176.1 million in 2001. Equity increased to $354.0 million from $212.0 million. As detailed in the notes to the financial statements, Dorel has the availability on its various borrowing facilities to provide for continued operational growth. The Company is compliant with all covenants connected with these borrowings.

Exchange rates had a positive impact on the balance sheet as the Cumulative Translation Adjustment (CTA) account, which is used to reflect the change in the net book value of Dorel’s foreign currency subsidiaries, improved from a debit position of $4.3 million to a credit of $2.9 million. This originates from both the Company’s Canadian operations and its Dutch subsidiary and is due to the strengthening of the Euro and the Canadian dollar against the United States dollar, which is Dorel’s reporting currency. It should be noted that the Company’s subsidiaries are considered as self-sustaining and as such any foreign exchange fluctuations in their value are reflected in the CTA account as opposed to the income statement.

RISKS AND UNCERTAINTIES

Product Liability

As with all manufacturers of products designed for use by consumers, Dorel is subject to numerous product liability claims, particularly in the United States. At Dorel, there is an ongoing effort to improve quality control and to ensure the safety of its products. In this regard, Cosco maintains its own in house sled test for children’s car restraints.

As detailed in the Juvenile results section, Dorel has made a strategic decision to become less reliant on traditional insurance by increasing its self-insurance product liability program and lessening its dependence on third-party insurers. The Company continues to maintain traditional insurance for catastrophic losses. Although Dorel believes its product liability insurance structure is sufficient, no assurance can be given that a judgment will not be rendered against it in an amount exceeding the amount of insurance coverage or in respect of a claim for which Dorel is not insured.

Credit Risk

Most of Dorel’s sales are to major retail chains. In recent years, the retail environment has been highly competitive. If major retailers cease operations, there could be a material adverse effect on the Company’s consolidated results of operations. As detailed in Note 4 of the financial statements, K-Mart in the United States filed for protection from creditors in early 2002 and are reorganizing their affairs under relevant bankruptcy and insolvency legislation. The long-term outcome of this situation cannot reasonably be determined. Dorel is shipping K-Mart and this could increase Dorel’s bad debt expense if K-Mart were to suddenly cease operations. It should be noted that the Company conducts ongoing credit reviews and maintains credit insurance on selected accounts to minimize these types of risks.

Concentration of Sales

For the year ended December 30, 2002, approximately 69% of Dorel’s sales were made to its three largest customers. This compares to 66% in 2001. Dorel does not have long-term contracts with its customers, and as such sales are dependent upon Dorel’s continuing ability to deliver attractive products at a reasonable price, combined with high levels of service. There can be no assurance that Dorel will be able to sell to such customers on an economically advantageous basis in the future or that such customers will continue to buy from Dorel.

Foreign Currency

Over 2/3rds of Dorel’s operations are based in the United States. As such, in 2000 the Company elected to change its reporting currency to the U.S. dollar to better reflect the true results of operations and its financial position as well as to minimize fluctuations in reported results. Dorel’s operating units outside of the United States assume the majority of the Company’s foreign exchange risk with respect to both its purchases and sales. Dorel’s Canadian operations tend to benefit from a stronger U.S. dollar as large portions of its sales are to the United States and the majority of its costs are in Canadian dollars. Dorel’s European operations tend to suffer from a stronger U.S. dollar as large portions of its purchases are in U.S. dollars while its sales are not. Where advantageous, the Company uses futures and forward contracts to hedge against these adverse fluctuations in currency.

Again, it should be noted that the Company’s subsidiaries are considered as self-sustaining. As such any foreign exchange fluctuations that occur upon the translation of their local currency financial statements are reflected in the CTA account on the balance sheet as opposed to the consolidated income statement.

Environmental

All Dorel segments currently operate within existing environmental regulations.  Dorel made nominal capital expenditures with respect to environmental protection matters in 2002. Dorel assumed certain environmental liabilities and contingencies associated with the Michigan plant acquired with the purchase of Ameriwood in 1998. A provision at December 30, 2002 of $516 thousand has been set-up in connection with this liability. Any amounts incurred in excess of the provision are not expected to have a material adverse affect on the Company.

Raw Material Costs

Dorel’s main commodities are plastic resin, particleboard and paperboard. Plastic resin saw generally higher prices in 2002 versus 2001. Particleboard and paperboard saw generally lower costs in 2002 versus 2001. In fact 2002 levels for these two commodities were at very low levels. A dramatic increase in any of these costs could have an adverse effect on the results going forward.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

These statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. A complete list of all relevant account policies is listed in Note 1 to the financial statements.

We believe the following are the most critical accounting policies that affect Dorel’s results as presented herein and that would have the most material effect on the financial statements should these policies change or be applied in a different manner:

•

Goodwill:  Under the new rules it is required that goodwill with an indefinite life will no longer be amortized to income. Instead, the Company must determine at least once annually whether the fair value of each reporting unit to which goodwill has been attributed is less than the carrying value of the reporting unit’s net assets including goodwill, thus indicating impairment. The fair value of a reporting unit and assets and liabilities within a reporting unit may be determined using alternative methods for market valuation, including quoted market prices, discounted cash flows and net realizable values. In estimating the fair value of a reporting unit, the Company chose a valuation method and made assumptions and estimates in a number of areas, including future cash flows and discount rates.

•

Product Liability:  The Company is insured for product liability by the use of both traditional and self-funded insurance to mitigate its product liability exposure. The estimated product liability exposure was calculated by an independent actuarial firm based on historical sales volumes, past claims history and management and actuarial assumptions. The estimated exposure includes incidents that have occurred, as well as incidents anticipated to occur on units sold prior to December 30, 2002. Significant assumptions used in the actuarial model include management’s estimates for pending claims, product life cycle, discount rates, and the frequency and severity of product incidents.

•

Self-Insurance Reserves:  Certain of the Company’s subsidiaries are self-insured up to certain limits for auto and general liability, workers’ compensation and certain employee health benefits including medical, dental, vision and short-term disability.  Reserves are based on actuarial studies, where appropriate, historical valuations and known or estimated future claims.

•

Pension Plans and Post Retirement Benefits:   The costs of pension and other postretirement benefits are calculated based on assumptions determined by management, with the assistance of independent actuarial firms and consultants. These assumptions include the long-term rate of return on pension assets, discount rates for pension and other post-retirement benefits obligations, expected service period, salary increases, retirement ages of employees and health care cost trend rates.

•

Allowances for Sales Returns and other Customer Programs:  At the time revenue is recognized certain provisions may also be recorded, including returns and allowances, which involve estimates based on current discussions with applicable customers, historical experience with a particular customer and/or product, and other relevant factors. Historical sales returns, allowances, write-offs, changes in our internal credit policies and customer concentrations are used when evaluating the adequacy of our allowance for sales returns. In addition, the Company records estimated reductions to revenue for customer programs and incentive offerings, including special pricing agreements, promotions, advertising allowances and other volume-based incentives. Historical sales data, written and verbal agreements, customer vendor agreements, changes in our internal credit policies and customer concentrations are analyzed when evaluating the adequacy of our allowances.

•

Foreign Currency Translation:  The financial statements of the Company’s self-sustaining operations whose functional currency is other than the United States dollar are translated from such functional currency to the United States dollar using the current rate method. Resulting unrealized gains or losses are accumulated as a separate component of shareholders’ equity. If any of the Company’s foreign currency subsidiaries were to be deemed as integrated as opposed to self-sustaining, these gains or losses would be included in the income statement as opposed to the balance sheet and could materially affect the results for the year.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) within the 90-day period leading to and ending on the filing date of this annual report, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. Subsequent to the Evaluation Date, there were no significant changes in the Company’s internal controls or, to their knowledge, in other factors that could significantly affect the Company’s disclosure controls and procedures. These certifications can be found in the Company’s December 30, 2002 Form 40-F to be filed with the SEC.

FORWARD LOOKING STATEMENTS

Certain sections of this Management’s Discussion and Analysis may contain forward looking statements. Such statements, based on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown. Actual future results may differ. The risks, uncertainties and other factors that could influence actual results are described in the "Risks and Uncertainties" section of this Management’s Discussion and Analysis and in the Corporation’s Annual Information Form.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DOREL INDUSTRIES INC.

By: Martin Schwartz_____________

    Name: Martin Schwartz

    Title: President and CEO

By: Jeffrey Schwartz_____________

    Name: Jeffrey Schwartz

    Title: Chief Financial Officer

Date: May 30, 2003

CERTIFICATIONS

I, Martin Schwartz, certify that:

1. I have reviewed this annual report on Form 40-F of Dorel Industries Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (and persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6. The Registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 30, 2003

/s/ Martin Schwartz

Martin Schwartz, President and Chief Executive Officer

I, Jeffrey Schwartz, certify that:

1. I have reviewed this annual report on Form 40-F of Dorel Industries Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (and persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6. The Registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 30, 2003

/s/ Jeffrey Schwartz

Jeffrrey Schwartz, Chief Financial Officer