Form 40-F
period 2004-12-30
DOREL INDUSTRIES INC
filed 2005-04-21
CIK 843405

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[     ]

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

OR

[ X ]

Annual report pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934

For fiscal year ended: December 30, 2004   Commission File Number: 0-29712

DOREL INDUSTRIES INC.

_____________________________________________________________________

(Exact name of Registrant as specified in its Charter)

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

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual Information Form      [ X ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class B Subordinate Voting Shares:  28,093,898

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

[ X ] Yes     [     ] No

CONTROLS AND PROCEDURES

As of December 30, 2004, an evaluation was carried out, under the supervision of and with the participation of the Registrant's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of Dorel Industries Inc.’s disclosure controls and procedures (as defined in Rule 13a-15) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal controls over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's board of directors has determined that all members of the Audit Committee are financially literate and that at least one member possesses accounting and related financial management expertise, within the meaning of the NASDAQ Stock Market's listing standards, and qualifies as an "audit committee financial expert" as defined in applicable rules and regulations under the Exchange Act. Mr. Alain Benedetti has been determined to be such audit committee financial expert and is independent, as that term is defined by the NASDAQ Stock Market's listing standards applicable to the Registrant. The Securities and Exchange Commission (“SEC”) has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee or board of directors.

CODE OF ETHICS

The Registrant has adopted a code of ethics entitled "Code of Business Conduct" that applies to all directors, officers and employees, including its principal executive officer, and principal financial officer and accounting officer. The Code of Business Conduct and Ethics is available at the Registrant's Internet website www.dorel.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Dorel’s lead auditor is the firm of Goldsmith Hersh. Certain of the Company’s subsidiaries are audited by separate audit firms who report their findings to Goldsmith Hersh. The fees included in the table below only pertains to fees billed by Goldsmith Hersh and as such do not represent all audit fees paid by the Company as a whole.

Year-ended December 30, 2004 - figures in US dollars
	2004	2003
Audit fees	$ 427,000	$ 298,000
Audit related fees	49,000	82,000
Tax fees	55,000	29,000
All other fees	16,000	29,000
Total	$ 547,000	$ 438,000

1 Audit fees comprise professional services rendered by the auditors for the audit of the Registrant's annual financial statements or services provided in connection with certain statutory and regulatory filings or engagements.

2 Audit-related fees comprise assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported as part of the audit fees, including the audit of employee retirement benefit plan, advice with respect to internal controls and accounting consultations.

3 Tax fees comprise tax compliance, tax advice and tax planning professional services. These services consisted of tax compliance (including the review of tax returns, assistance with questions regarding tax audits and preparation of certain employee tax returns), and tax planning and advisory services relating to common forms of domestic and international taxation.

4 All other fees comprise products and services other than the audit fees, audit-related fees and tax fees, principally for management consulting, advice on the impact of new business acquisitions and on other potential transactions.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant's Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence and has adopted a pre-approval policy governing the provision of permitted non-audit services. This policy is set forth in Exhibit 5. For the year ended December 30, 2004 none of the services described above under “Principal Accountant Fees and Services” were required to be approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no "Off-Balance Sheet Arrangements" as of December 30, 2004.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure entitled "Contractual Obligations" is contained in Exhibit 2 and is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant's Audit Committee is composed of the following directors: Alain Benedetti (Chair), Maurice Tousson and Harold “Sonny” Gordon.

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

DOREL INDUSTRIES INC.

By: Martin Schwartz_____________

    Name: Martin Schwartz

    Title: President and CEO

By: Jeffrey Schwartz_____________

    Name: Jeffrey Schwartz

    Title: Chief Financial Officer

Date: April 21, 2005

EXHIBIT INDEX

NUMBER

DOCUMENT

1

Annual Information Form for the year ended December 30, 2004.

2

Management's Discussion and Analysis for the year ended December 30, 2004.

3

Audited Consolidated Financial Statements for the year ended

December 30, 2004 (including

reconciliation to United States GAAP) together with the auditors' report

4

Consent of the Company’s lead auditors.

5

Audit Committee Pre-Approval Policies and Procedures. (incorporated by reference to Exhibit 5 of Dorel Industries Inc.’s Form 40-F (Commission file No. 0-29712) filed with the SEC on May 21, 2004.)

6

Certifications Pursuant to Section 302 of the US Sarbanes-Oxley Act of 2002

Certification of the Registrant's Chief Executive Officer

Certification of the Registrant's Chief Financial Officer

7

Certifications Pursuant to Section 906 of the US Sarbanes-Oxley Act of 2002

Certification of the Registrant's Chief Executive Officer

Certification of the Registrant's Chief Financial Officer