Form 40-F
DOREL INDUSTRIES INC
filed 2006-04-07
CIK 843405

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[     ]

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

OR

[ X ]

Annual report pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934

For fiscal year ended: December 30, 2005   Commission File Number: 0-29712

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

Class B Subordinate Voting Shares:  28,385,698

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

[ X ] Yes     [     ] No

CONTROLS AND PROCEDURES

As of December 30, 2005, an evaluation was carried out, under the supervision of and with the participation of the Registrant's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of Dorel Industries Inc.’s disclosure controls and procedures (as defined in Rule 13a-15) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal controls over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In 2005, the Registrant’s worldwide auditors were KPMG,LLP.  In 2004, the Registrant’s principal auditors were Goldsmith Hersh, Chartered Accountants.  In that year other accounting firms served as the auditors of certain of the Company’s subsidiaries, and reported their findings to Goldsmith Hersh, Chartered Accountants.  For 2005, the table below represents all audit fees paid to KPMG for the year ended December 30, 2005.  For 2004, the fees included in the table below only pertains to fees paid to Goldsmith Hersh and as such do not represent all audit fees paid by the Registrant as a whole in that year.

Year-ended December 30, 2005 - figures in US dollars
	2005	2004
Audit fees	$ 1,272,750	$ 427,000
Audit related fees	61,600	49,000
Tax fees	7,250	55,000
All other fees	-	16,000
Total	$ 1,341,600	$ 547,000

1 Audit fees comprise professional services rendered by the auditors for the audit of the Registrant's annual financial statements or services provided in connection with certain statutory and regulatory filings or engagements.

2 Audit-related fees comprise assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported as part of the audit fees, including the audit of employee retirement benefit plan.

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

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant's Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence and has adopted a pre-approval policy governing the provision of permitted non-audit services. This policy is set forth in Exhibit 7. For the year ended December 30, 2005 none of the services described above under “Principal Accountant Fees and Services” were required to be approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

In addition to the contractual obligations contained in Exhibit 2, the Registrant has certain off-balance sheet arrangements and commitments that have financial implications, specifically contingent consideration with regards to a business acquisition and commercial and standby letters of credit. The contingent consideration and letters of credit are described in Note 4 and Note 19 respectively to our audited consolidated financial statements for the year ended December 30, 2005 included as Exhibit 3 hereto.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure entitled "Contractual Obligations" is contained in Exhibit 2 and is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Registrant's Audit Committee is composed of the following directors: Alain Benedetti (Chair), Maurice Tousson and Harold “Sonny” Gordon.

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

DOREL INDUSTRIES INC.

By: Martin Schwartz_____________

    Name: Martin Schwartz

    Title: President and CEO

By: Jeffrey Schwartz_____________

    Name: Jeffrey Schwartz

    Title: Chief Financial Officer

Date: April 7, 2006

EXHIBIT INDEX

NUMBER

DOCUMENT

1.     Annual Information Form for the year ended December 30, 2005.

2.     Management's Discussion and Analysis for the year ended December 30, 2005.

3.     Audited Consolidated Financial Statements for the year ended December 30, 2005 (including  reconciliation to United States GAAP) together with the auditors' report

4.     Consent of the Company’s auditors – 2005 KPMG, LLP.

5      Consent of the Company’s auditors – 2004 Goldsmith Hersh, Chartered Accountants

7.     Policy regarding procurement of audit services and non-audit services

8.     Certifications Pursuant to Section 302 of the US Sarbanes-Oxley Act of 2002

Certification of the Registrant's Chief Executive Officer

Certification of the Registrant's Chief Financial Officer

9.     Certifications Pursuant to Section 906 of the US Sarbanes-Oxley Act of 2002

Certification of the Registrant's Chief Executive Officer

Certification of the Registrant's Chief Financial Officer