Form 40-F
period 2006-12-30
DOREL INDUSTRIES INC
filed 2007-03-30
CIK 843405

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

[Check one]

[  ] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

[✓] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 30, 2006 Commission File Number: 0-29712

DOREL INDUSTRIES INC.

(Exact name of Registrant as specified in its charter)

Quebec (Canada)

(Province or other jurisdiction of incorporation or organization)

2599

(Primary Standard Industrial Classification Code Number (if applicable))

1255 Greene Avenue
Suite 300
Westmount, Quebec,

Canada H3Z 2A4
(514) 934-3034

(Address and telephone number of Registrant’s principal executive offices)

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

Jim Kimminau

Ameriwood Industries
410 E. South First Street
Wright City, Missouri 63390
(314) 745-3351

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Class B Subordinate Voting Shares	NASDAQ

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

For annual reports, indicate by check mark the information filed with this Form:

[✓] Annual information form  [✓] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class B Subordinate Voting Shares: 28,420,898

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes _____ 82-________ No  ✓

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ✓ No_____

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant’s chief executive officer and chief financial officer have concluded that, based on an evaluation of the Registrant’s disclosure controls and procedures as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, these controls and procedures were effective as of December 30, 2006.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

The Registrant’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Registrant’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that the Registrant’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

Under the supervision and with the participation of the Registrant’s chief executive officer and chief financial officer, management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting, as of December 30, 2006, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its evaluation under this framework, management concluded that, as of December 30, 2006, the Registrant’s internal control over financial reporting was effective.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP, an independent registered public accounting firm, which audited and reported on the Registrant’s financial statements included in this annual report on Form 40-F, has issued an attestation report on management’s assessment of the Registrant’s internal control over financial reporting.  The attestation report is included as Exhibit 7 to this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) under the Exchange Act, no change was identified in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events.  There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors determined that it has at least one audit committee financial expert serving on its Audit Committee.  Mr. Alain Benedetti has been determined to be such audit committee financial expert and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the Registrant.  The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Benedetti as an audit committee financial expert does not make Mr. Benedetti an “expert” for any purpose, impose any duties, obligations or liability on Mr. Benedetti that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee or board of directors.

CODE OF ETHICS

The Registrant has adopted a code of ethics entitled “Code of Business Conduct” that applies to all directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer.  The Registrant’s code of ethics is available on the Registrant’s Internet website: www.dorel.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 16 of the Registrant’s Annual Information Form, which is included as Exhibit 1 to this annual report on Form 40-F.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and has adopted a pre-approval policy governing the provision of permitted non-audit services.  This policy is disclosed under “Audit Committee Pre-Approval Policies and Procedures” on pages 21 through 22 of the Registrant’s Annual Information Form, which is included as Exhibit 1 to this annual report on Form 40-F.

None of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Services,” “Tax Services” and “Non-audit services” are considered to be incompatible with such policy; as such, none were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has certain off-balance sheet arrangements and commitments that have financial implications, specifically contingent liabilities, guarantees, and commercial and standby letters of credit. The Registrant’s off-balance sheet arrangements are described in Notes 20 and 21 to the Consolidated Financial Statements for the year ended December 30, 2006, included as Exhibit 2 to this annual report on Form 40-F.

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Registrant’s reserve for possible credit and guarantee losses.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See pages 18 and 19 of the Registrant’s Management’s Discussion and Analysis, which is included as Exhibit 3 to this annual report on Form 40-F.

FORWARD-LOOKING INFORMATION

Documents and statements herein and documents herein incorporated by reference include forward-looking statements which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on this forward-looking information and the Registrant undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The Registrant’s Audit Committee is composed of the following directors: Alain Benedetti (Chair), Maurice Tousson and Harold “Sonny” Gordon.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission, and to furnish promptly, when requested to do so by the staff of the Securities and Exchange Commission, information relating to: the securities in relation to which the obligation to file this annual report on Form 40-F arises; or transactions in said securities.

The Registrant has previously filed with the Securities and Exchange Commission a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

EXHIBIT INDEX

1	Annual Information Form for the year ended December 30, 2006
2	Audited Consolidated Financial Statements for the year ended December 30, 2006 (including reconciliation to U.S. Generally Accepted Accounting Principles) and Auditor’s Report
2.1	Comments by KPMG LLP regarding differences between U.S. and Canadian reporting requirements
3	Management’s Discussion and Analysis for the year ended December 30, 2006
4	Rule 13a-14(a)/15d-14(a) Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s Chief Financial Officer
5	Section 1350 Certifications: Certification of the Registrant’s Chief Executive Officer Certification of the Registrant’s Chief Financial Officer
7	Attestation Report of KPMG LLP on management’s assessment of the Registrant’s internal control over financial reporting
8	Consent of KPMG LLP regarding its report dated March 14, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

March 30, 2007